Exhibit 99.1

Scotiabank reports second quarter results

TORONTO, May 30, 2017 – Scotiabank reported second quarter net income of $2,061 million compared to $1,584 million in the same period last year. Diluted earnings per share were $1.62, compared to $1.23 in the same period a year ago. Return on equity was 14.9% compared to 12.1% last year.

During the second quarter last year, the Bank recorded a restructuring charge of $278 million after tax ($378 million pre-tax). Adjusting for the impact of last year’s restructuring charge, net income and diluted earnings per share rose 11%. Return on equity was 14.9% compared to 14.4%.

“This quarter’s results were driven by strong operating performances in all three business lines,” said Brian Porter, President and CEO of Scotiabank. “Continued focus on improving the customer experience, advancing the digitization of the Bank and driving a more efficient operation has contributed to this performance.

“International Banking’s earnings momentum continued with a record quarter driven mainly by higher margins, positive operating leverage and stronger credit performance. Our operations in the Pacific Alliance region had a particularly strong performance in the quarter.

“Canadian Banking had a solid quarter, underpinned by good asset and deposit growth. We continue to invest in enhancing our digital capabilities to improve our customer experience.

“Global Banking and Markets had a strong quarter with solid results across our trading and corporate lending businesses with significant improvement in our credit quality.

“The Bank’s Common Equity Tier 1 capital ratio remains strong at 11.3%. Strong capital ratios support our ability to invest in and grow the Bank, while also increasing dividends and undertaking share buybacks.

“Overall, we are pleased with the earnings momentum in our main businesses which allows us to continue to make investments across the Bank that make it easier for customers to do business with us.”

Live audio Web broadcast of the Bank’s analysts’ conference call. See page 60 for details.

Financial Highlights

	As at and for the three months ended			For the six months ended
(Unaudited)	April 30 2017	January 31 2017	April 30 2016	April 30 2017	April 30 2016
Operating results ($ millions)
Net interest income	3,728	3,643	3,518	7,371	7,037
Non-interest income	2,853	3,225	3,076	6,078	5,922
Total revenue	6,581	6,868	6,594	13,449	12,959
Provision for credit losses	587	553	752	1,140	1,291
Non-interest expenses	3,601	3,689	3,817	7,290	7,385
Income tax expense	332	617	441	949	885
Net income	2,061	2,009	1,584	4,070	3,398
Net income attributable to common shareholders	1,965	1,909	1,489	3,874	3,219
Operating performance
Basic earnings per share ($)	1.63	1.58	1.24	3.21	2.68
Diluted earnings per share ($)	1.62	1.57	1.23	3.19	2.66
Adjusted diluted earnings per share ($)(1)	1.63	1.58	1.48	3.21	2.92
Return on equity (%)	14.9	14.3	12.1	14.6	13.0
Productivity ratio (%)	54.7	53.7	57.9	54.2	57.0
Core banking margin (%)(1)	2.54	2.40	2.38	2.47	2.38
Financial position information ($ millions)
Cash and deposits with financial institutions	50,877	48,429	61,215
Trading assets	111,831	106,518	101,367
Loans	496,255	477,353	466,845
Total assets	921,646	886,992	894,961
Deposits	628,209	604,698	609,313
Common equity	55,115	53,006	48,947
Preferred shares	3,019	3,249	3,439
Assets under administration	494,220	469,611	453,467
Assets under management	204,964	193,998	179,405
Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%)	11.3	11.3	10.1
Tier 1 capital ratio (%)	12.5	12.6	11.4
Total capital ratio (%)	14.7	14.8	13.6
Leverage ratio (%)	4.4	4.5	4.1
CET1 risk-weighted assets ($ millions)(2)	374,876	359,611	356,866
Liquidity coverage ratio (LCR) (%)	126	132	121
Credit quality
Net impaired loans ($ millions)(3)	2,510	2,416	2,347
Allowance for credit losses ($ millions)	4,591	4,508	4,402
Net impaired loans as a % of loans and acceptances(3)	0.49	0.49	0.49
Provision for credit losses as a % of average loans and acceptances (annualized)	0.49	0.45	0.64	0.47	0.54
Common share information
Closing share price ($) (TSX)	75.88	77.76	65.80
Shares outstanding (millions)
Average – Basic	1,206	1,209	1,203	1,207	1,203
Average – Diluted	1,223	1,229	1,228	1,228	1,225
End of period	1,202	1,208	1,203
Dividends paid per share ($)	0.76	0.74	0.72	1.50	1.42
Dividend yield (%)(4)	3.9	4.0	4.9	4.0	4.8
Market capitalization ($ millions) (TSX)	91,198	93,951	79,140
Book value per common share ($)	45.86	43.87	40.70
Market value to book value multiple	1.7	1.8	1.6
Price to earnings multiple (trailing 4 quarters)	12.0	13.1	11.8
Other information
Employees	88,679	88,804	89,610
Branches and offices	3,062	3,081	3,151
(1)	Refer to page 4 for a discussion of non-GAAP measures.
(2)	Credit valuation adjustment (CVA) risk-weighted assets were calculated using scalars of 0.72, 0.77 and 0.81 to compute CET1, Tier 1 and Total capital ratios, respectively, in 2017.
(3)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico.
(4)	Based on the average of the high and low common share prices for the period.

2    Scotiabank Second Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS

The Management’s Discussion and Analysis (MD&A) is provided to enable readers to assess the Bank’s financial condition and results of operations as at and for the period ended April 30, 2017. The MD&A should be read in conjunction with the Bank’s unaudited Condensed Interim Consolidated Financial Statements included in this Report to Shareholders, and the Bank’s 2016 Annual Report. This MD&A is dated May 30, 2017.

Additional information relating to the Bank, including the Bank’s 2016 Annual Report, is available on the Bank’s website at www.scotiabank.com. As well, the Bank’s 2016 Annual Report and Annual Information Form are available on SEDAR at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Contents

Management’s Discussion and Analysis
4	Non-GAAP Measures
5	Group Financial Performance
8	Business Segment Review
15	Geographic Highlights

15	Quarterly Financial Highlights
16	Financial Position
16	Risk Management
28	Capital Management
29	Financial Instruments
30	Securitizations

30	Off-Balance Sheet Arrangements
30	Regulatory Developments
32	Accounting Policies and Controls
32	Economic Outlook
33	Share Data

Forward-looking statements Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2016 Annual Report under the headings “Overview-Outlook,” for Group Financial Performance “Outlook,” for each business segment “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond the Bank’s control and the effects of which can be difficult to predict, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity and funding; significant market volatility and interruptions; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes to, and interpretations of tax laws and risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; changes to the Bank’s credit ratings; operational (including technology) and infrastructure risks; reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; critical accounting estimates and the effects of changes in accounting policies and methods used by the Bank as described in the Bank’s annual financial statements (See “Controls and Accounting Policies—Critical accounting estimates” in the Bank’s 2016 Annual Report) and updated by this document; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information or operational disruption; consolidation in the financial services sector in Canada and globally; competition, both from new entrants and established competitors; judicial and regulatory proceedings; natural disasters, including, but not limited to, earthquakes and hurricanes, and disruptions to public infrastructure, such as transportation, communication, power or water supply; the possible impact of international conflicts and other developments, including terrorist activities and war; the effects of disease or illness on local, national or international economies; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the “Risk Management” section of the Bank’s 2016 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2016 Annual Report under the heading “Overview-Outlook,” as updated by this document; and for each business segment “Outlook”. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. The preceding list of factors is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Scotiabank Second Quarter Report 2017    3

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these or similar measures. The Bank believes that certain non-GAAP measures are useful in assessing underlying ongoing business performance and provide readers with a better understanding of how management assesses performance. These non-GAAP measures are used throughout this report and defined below.

Adjusting for the Q2 2016 restructuring charge:

The table below reflects the impact of the restructuring charge taken last year in Q2 2016 of $378 million pre-tax ($278 million after tax(1)).

	For the three months ended April 30, 2016			For the six months ended April 30, 2016
	Reported	Restructuring charge	Adjusted	Reported	Restructuring charge	Adjusted
Net income ($ millions)	$1,584	$278	$1,862	$3,398	$278	$3,676
Diluted earnings per share	$1.23	$0.23	$1.46	$2.66	$0.23	$2.89
Return on equity	12.1%	2.3%	14.4%	13.0%	1.1%	14.1%
Productivity ratio	57.9%	(5.7)%	52.2%	57.0%	(2.9)%	54.1%
(1)	Calculated using the statutory tax rates of the various jurisdictions.

Adjusted diluted earnings per share

The adjusted diluted earnings per share is calculated as follows:

	For the three months ended			For the six months ended
($ millions)	April 30 2017	January 31 2017	April 30 2016	April 30 2017	April 30 2016
Net income attributable to common shareholders (diluted) (refer to Note 17)	$1,980	$1,928	$1,514	$3,913	$3,263
Adjusted for:
Amortization of intangible assets, excluding software (after tax)	14	18	20	32	40
Restructuring charge (after tax)	–	–	278	–	278
Adjusted net income attributable to common shareholders (diluted)	$1,994	$1,946	$1,812	$3,945	$3,581
Weighted average number of diluted common shares outstanding (millions)	1,223	1,229	1,228	1,228	1,225
Adjusted diluted earnings per share(1) (in dollars)	$1.63	$1.58	$1.48	$3.21	$2.92
(1)	Adjusted diluted earnings per share calculations are based on full dollar and share amounts.

Core banking assets

Core banking assets are average earning assets excluding bankers’ acceptances and average trading assets within Global Banking and Markets.

Core banking margin

This ratio represents net interest income divided by average core banking assets.

4    Scotiabank Second Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance

The Bank’s net income was $2,061 million compared to $1,584 million in the same period last year and $2,009 million last quarter. Diluted earnings per share were $1.62, compared to $1.23 in the same period a year ago and $1.57 last quarter. The second quarter of last year included a restructuring charge of $278 million after tax ($378 million pre-tax), or $0.23 per share. Adjusting for the impact of the restructuring charge from last year, net income and diluted earnings per share increased 11%.

Return on equity was 14.9% compared to 12.1% last year and 14.3% last quarter. Adjusting for the impact of the restructuring charge, return on equity was 14.4% in the same period last year.

Impact of foreign currency translation

The table below reflects the estimated impact of foreign currency translation on key income statement items.

	Average exchange rate			% Change
For the three months ended	April 30, 2017	January 31, 2017	April 30, 2016	April 30, 2017 vs. January 31, 2017	April 30, 2017 vs. April 30, 2016
U.S dollar/Canadian dollar	0.751	0.750	0.755	0.2%	(0.4)%
Mexican Peso/Canadian dollar	14.585	15.503	13.457	(5.9)%	8.4%
Peruvian Sol/Canadian dollar	2.447	2.533	2.565	(3.4)%	(4.6)%
Colombian Peso/Canadian dollar	2,179	2,266	2,376	(3.8)%	(8.3)%
Chilean Peso/Canadian dollar	491.183	498.214	515.225	(1.4)%	(4.7)%

	Average exchange rate		% Change
For the six months ended	April 30, 2017	April 30, 2016	April 30, 2017 vs. April 30, 2016
U.S dollar/Canadian dollar	0.751	0.742	1.2%
Mexican Peso/Canadian dollar	15.052	13.007	15.7%
Peruvian Sol/Canadian dollar	2.490	2.515	(1.0)%
Colombian Peso/Canadian dollar	2,223	2,346	(5.3)%
Chilean Peso/Canadian dollar	494.756	516.356	(4.2)%

	For the three months ended		For the six months ended
Impact on net income(1) ($ millions except EPS)	April 30, 2017 vs. April 30, 2016	April 30, 2017 vs. January 31, 2017	April 30, 2017 vs. April 30, 2016
Net interest income	$12	$39	$(96)
Non-interest income(2)	(46)	(14)	(96)
Non-interest expenses	(4)	(29)	82
Other items (net of tax)	2	(3)	28
Net income	$(36)	$(7)	$(82)
Earnings per share (diluted)	$(0.03)	$(0.01)	$(0.07)
Impact by business line ($ millions)
Canadian Banking	$–	$–	$(2)
International Banking(2)	(20)	6	(45)
Global Banking and Markets	10	–	–
Other(2)	(26)	(13)	(35)
Net income	$(36)	$(7)	$(82)
(1)	Includes the impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

Financial performance commentary

Net income

Q2 2017 vs Q2 2016

Net income was $2,061 million compared to $1,584 million. Adjusting for the impact of the restructuring charge in the prior year, net income was up $199 million or 11%. Higher net interest income, lower provision for credit losses and lower income taxes were partly offset by lower non-interest income, higher non-interest expenses and the negative impact of foreign currency translation.

Q2 2017 vs Q1 2017

Net income was $52 million or 3% higher compared to $2,009 million last quarter. Higher net interest income, lower non-interest expenses and lower income taxes were partly offset by lower non-interest income and higher provision for credit losses.

Year-to-date Q2 2017 vs Year-to-date Q2 2016

Net income was $4,070 million compared to $3,398 million. Adjusting for the impact of the restructuring charge in the prior year, net income was up $394 million or 11%. Higher revenues and lower provision for credit losses were partly offset by higher non-interest expenses and the negative impact of foreign currency translation.

Scotiabank Second Quarter Report 2017    5

MANAGEMENT’S DISCUSSION & ANALYSIS

Net interest income

Q2 2017 vs Q2 2016

Net interest income was $3,728 million, an increase of $210 million or 6% due primarily to growth in residential mortgages and automotive loans in Canadian Banking and retail loans in International Banking, as well as an increase in the core banking margin.

The core banking margin was 2.54%, up 16 basis points from 2.38% driven by improved margins in International Banking mainly reflecting business mix changes and Central Bank rate changes in the Pacific Alliance countries, as well as higher contributions from asset/liability management activities.

Q2 2017 vs Q1 2017

Net interest income was $3,728 million, up $85 million or 2% due primarily to growth in retail and commercial loans in International Banking, as well as higher inflation, Central Bank rate changes in the Pacific Alliance countries, and the positive impact of foreign currency translation. This was partly offset by the impact of three fewer days in the quarter.

The core banking margin was 2.54%, up 14 basis points from 2.40% due to higher margins in International Banking and higher contributions from asset/liability management activities.

Year-to-date Q2 2017 vs Year-to-date Q2 2016

Net interest income was $7,371 million, an increase of $334 million or 5% due primarily to growth in residential mortgages and automotive loans in Canadian Banking and retail loans in International Banking, as well as an increase in the core banking margin. This was partly offset by the negative impact of foreign currency translation.

The core banking margin was 2.47%, up 9 basis points from 2.38% driven by higher margins across all business lines and higher contributions from asset/liability management activities.

Non-interest income

Q2 2017 vs Q2 2016

Non-interest income was $2,853 million compared to $3,076 million due primarily to lower equity trading revenues, as well as lower net gain on investment securities and the negative impact of foreign currency translation. Higher banking revenues, wealth management revenues, and gains on sale of real estate were mostly offset by the gain on sale of a non-core lease financing business in Canada in the prior year.

Q2 2017 vs Q1 2017

Non-interest income was $2,853 million compared to $3,225 million due mainly to lower trading revenues primarily in equities and fixed income, as well as banking fees, and mark-to-market on financial instruments. This was partly offset by higher gains on sale of real estate.

Year-to-date Q2 2017 vs Year-to-date Q2 2016

Non-interest income was $6,078 million, up 3%, from $5,922 million driven by growth in banking and wealth management revenues, as well as higher trading revenues and underwriting and advisory fees. Lower net gain on investment securities, the impact from the gain on sale of a non-core lease financing business in Canada in the prior year, and the negative impact of foreign currency translation were partly offset by higher gains on sale of real estate.

Provision for credit losses

Q2 2017 vs Q2 2016

Provision for credit losses was $587 million, a decrease of $165 million or 22%. Lower commercial provisions in the energy sector in Global Banking and Markets and International Banking were partly offset by an increase in retail provisions in Canadian Banking and International Banking driven by growth in higher spread products. Last year also included an increase of $50 million in the collective allowance against performing loans. The provision for credit losses ratio was 49 basis points, a decrease of 15 basis points.

Q2 2017 vs Q1 2017

Provision for credit losses increased $34 million or 6% due primarily to higher commercial provisions in International Banking against a few commercial accounts in Puerto Rico and Brazil. Retail provisions were higher in Canadian Banking and International Banking driven by portfolio growth, as well as the negative impact of foreign currency translation. Partly offsetting were lower commercial provisions in Canadian Banking and Global Banking and Markets. The provision for credit losses ratio was 49 basis points, an increase of four basis points.

Year-to-date Q2 2017 vs Year-to-date Q2 2016

Provision for credit losses was $1,140 million, a decrease of $151 million or 12%, primarily due to lower provisions related to energy exposures and the impact of last year’s increase in the collective allowance against performing loans of $50 million. This was offset by higher provisions in Canadian Banking.

6    Scotiabank Second Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-interest expenses

Q2 2017 vs Q2 2016

Non-interest expenses were $3,601 million, down 6% from $3,817 million. Adjusting for the impact of the restructuring charge from last year, non-interest expenses increased $162 million or 5%, due primarily to investment in digital and technology initiatives. Higher performance-based compensation, employee benefit expenses, and professional fees were partly offset by the benefit from cost reduction initiatives. The productivity ratio was 54.7% compared to 57.9%, or 52.2% adjusting for the impact of the restructuring charge.

Q2 2017 vs Q1 2017

Non-interest expenses were down $88 million or 2% from $3,689 million, due primarily to lower share-based compensation and three fewer days in the second quarter. Partly offsetting were higher professional fees, performance-based compensation and the impact of foreign currency translation. The productivity ratio was 54.7% compared to 53.7% due primarily to lower trading revenues.

Year-to-date Q2 2017 vs Year-to-date Q2 2016

Non-interest expenses were $7,290 million, down $95 million or 1%. Adjusting for the impact of the restructuring charge last year, non-interest expenses increased $283 million or 4%, reflecting higher performance-based compensation and employee benefits, as well as continued investment in digital and technology initiatives. These were partly offset by the benefit from cost reduction initiatives and the impact of foreign currency translation. The productivity ratio was 54.2% compared to 57.0%, or 54.1% adjusting for the impact of the restructuring charge. Operating leverage, adjusted for the restructuring charge, was negative 0.2%.

Taxes

The effective tax rate decreased to 13.9% this quarter from 21.8% in the same quarter last year and 23.5% last quarter. On a year-to-date basis, the effective rate decreased to 18.9% from 20.7%. The decreases were due almost entirely to a higher amount of tax-exempt dividends related to higher client driven equity trading activities this quarter.

Scotiabank Second Quarter Report 2017    7

MANAGEMENT’S DISCUSSION & ANALYSIS

Business Segment Review

Business segment results are presented on a taxable equivalent basis, adjusted for the following:

•	The Bank analyzes revenues on a taxable equivalent basis (TEB) for business lines. This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or non-interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks may also use TEB, their methodology may not be comparable to the Bank’s methodology. A segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross-up is recorded in the Other segment.

•	For business line performance assessment and reporting, net income from associated corporations, which is an after tax number, is adjusted to normalize for income taxes. The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the business lines to better present the contribution of the associated corporations to the business line results.

Canadian Banking	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2017	January 31 2017	April 30 2016	April 30 2017	April 30 2016
Business segment income
Net interest income	$1,763	$1,809	$1,718	$3,572	$3,456
Non-interest income(1)	1,371	1,377	1,338	2,748	2,577
Total revenue	3,134	3,186	3,056	6,320	6,033
Provision for credit losses	236	235	204	471	398
Non-interest expenses	1,596	1,629	1,549	3,225	3,145
Income tax expense	331	341	326	672	638
Net income	$971	$981	$977	$1,952	$1,852
Net income attributable to non-controlling interest in subsidiaries	–	–	–	–	–
Net income attributable to equity holders of the Bank	$971	$981	$977	$1,952	$1,852
Other measures
Return on equity	22.5%	22.4%	23.1%	22.5%	21.9%
Net interest margin(2)	2.38%	2.39%	2.38%	2.39%	2.36%
Provision for credit losses as a percentage of loans and acceptances	0.31%	0.30%	0.28%	0.31%	0.27%
Assets under administration ($ billions)	$336	$324	$310	$336	$310
Assets under management ($ billions)	$155	$148	$137	$155	$137
Average assets ($ billions)	$318	$316	$307	$317	$307
Average liabilities ($ billions)	$242	$242	$231	$242	$230
(1)	Includes income (on a taxable equivalent basis) from investments in associated corporations for the three months ended April 30, 2017 – $16 (January 31, 2017 – $13; April 30, 2016 – $18) and for the six months ended April 30, 2017 – $29 (April 30, 2016 – $33).
(2)	Net interest income (TEB) as percentage of average earning assets excluding bankers acceptances.

Net income

Q2 2017 vs Q2 2016

Net income attributable to equity holders was $971 million, a decrease of $6 million or 1%. Adjusting for the gain on the disposition of a non-core lease finance business (“the gain on disposition”) in the prior year, net income increased $94 million or 11%, of which 6% was due to higher gains on sale of real estate. Solid growth from assets and deposits were partially offset by higher non-interest expenses and provision for credit losses.

Q2 2017 vs Q1 2017

Net income attributable to equity holders decreased $10 million or 1%, mainly due to lower net interest income due to three fewer days in the quarter. This was partly offset by asset growth and slightly higher gains on sale of real estate.

Year-to-date Q2 2017 vs Year-to-date Q2 2016

Net income attributable to equity holders was $1,952 million, an increase of $100 million or 5%. Adjusting for the gain on disposition, net income increased $200 million or 11%, of which 5% was due to higher gains on sale of real estate. Solid growth from assets and deposits were partially offset by higher non-interest expenses and provision for credit losses.

Average assets

Q2 2017 vs Q2 2016

Average assets grew $11 billion. Adjusting for the impact of the Tangerine broker-originated and white label mortgage run-off portfolios, assets increased $14 billion or 5%. The growth included $8 billion or 4% in residential mortgages, $4 billion or 9% in business loans and acceptances and $3 billion or 4% in personal loans primarily in consumer auto lending and lines of credit.

Q2 2017 vs Q1 2017

Average assets rose $2 billion, due mainly to the growth in business loans and acceptances and residential mortgages.

8    Scotiabank Second Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date Q2 2017 vs Year-to-date Q2 2016

Average assets grew $10 billion. Adjusting for the impact of the Tangerine broker-originated and white label mortgage run-off portfolios, assets increased $13 billion or 4%. The growth included $7 billion or 4% in residential mortgages, $3 billion or 8% in business loans and acceptances and $3 billion or 4% in personal loans primarily in consumer auto lending and lines of credit.

Average liabilities

Q2 2017 vs Q2 2016

Average liabilities increased $11 billion, including strong growth of $8 billion or 11% in retail banking savings deposits, and $2 billion or 10% in chequing accounts. As well, there was growth of $4 billion or 9% in small business and commercial banking business operating accounts. This was partially offset by a decline in GICs of $4 billion or 6%.

Q2 2017 vs Q1 2017

Average liabilities were relatively flat, primarily driven by growth of $1 billion or 2% in retail banking savings accounts, offset by a decline of $1 billion or 2% in GICs.

Year-to-date Q2 2017 vs Year-to-date Q2 2016

Average liabilities increased $12 billion, including strong growth of $8 billion or 12% in retail banking savings deposits and $2 billion or 9% in chequing accounts. As well, there was growth of $4 billion or 8% in small business and commercial banking business operating accounts. This was partially offset by a decline in GICs of $3 billion or 5%.

Assets under management (AUM) and assets under administration (AUA)

Q2 2017 vs Q2 2016

AUM of $155 billion increased $18 billion or 13% driven by market appreciation and higher net sales.

AUA of $336 billion increased $26 billion or 8% driven by market appreciation.

Q2 2017 vs Q1 2017

AUM of $155 billion increased $7 billion or 5% driven by market appreciation and higher net sales.

AUA of $336 billion increased $11 billion or 4% driven by market appreciation.

Net interest income

Q2 2017 vs Q2 2016

Net interest income of $1,763 million was up $45 million or 3%, driven by solid growth in assets and deposits. The margin remained stable, as increased spread in retail deposits and higher yields on unsecured lending were offset by lower spreads on commercial loans and residential mortgages.

Q2 2017 vs Q1 2017

Net interest income decreased $46 million or 3% due mainly to three fewer days in the quarter, while the net interest margin remained stable.

Year-to-date Q2 2017 vs Year-to-date Q2 2016

Net interest income of $3,572 million was up $116 million or 3%, driven by asset and deposit growth and a higher margin. The margin increased by three basis points due to an improved deposit margin.

Non-interest income

Q2 2017 vs Q2 2016

Non-interest income of $1,371 million increased $33 million or 2%. Adjusting for the gain on disposition in the prior year, non-interest income increased $149 million or 12%, of which 5% of the increase was due to gains on sale of real estate. The remainder was due to growth in mutual fund and card revenues.

Q2 2017 vs Q1 2017

Non-interest income was in line with the prior quarter, as lower card, foreign exchange and mutual fund revenues, as well as lower brokerage fees were offset by higher gains on sale of real estate.

Year-to-date Q2 2017 vs Year-to-date Q2 2016

Non-interest income of $2,748 million increased $171 million or 7%. Adjusting for the gain on the disposition in the prior year, non-interest income increased $287 million or 12%, of which 5% of the increase was due to gains on sale of real estate. The remainder was due primarily to growth in mutual fund and card revenues.

Provision for credit losses

Q2 2017 vs Q2 2016

The provision for credit losses was $236 million, up $32 million or 16%, due primarily to higher provisions in the retail portfolio driven by growth in relatively higher spread loans. The provision for credit losses ratio was 31 basis points, an increase of three basis points.

Scotiabank Second Quarter Report 2017    9

MANAGEMENT’S DISCUSSION & ANALYSIS

Q2 2017 vs Q1 2017

Provision for credit losses of $236 million was up $1 million due to higher provisions in retail, mostly offset by lower provisions in the commercial portfolio. The provision for credit losses ratio was 31 basis points, an increase of one basis point.

Year-to-date Q2 2017 vs Year-to-date Q2 2016

The provision for credit losses was $471 million, up $73 million or 18% with higher provisions in both the retail and commercial portfolios. The provision for credit losses ratio was 31 basis points, up four basis points.

Non-interest expenses

Q2 2017 vs Q2 2016

Non-interest expenses were $1,596 million, an increase of $47 million or 3%, primarily reflecting higher spending on digital and technology to support business growth. These were partially offset by benefits realized from cost reduction initiatives.

Q2 2017 vs Q1 2017

Non-interest expenses decreased by $33 million or 2%, primarily reflecting lower volume-driven expenses, three fewer days in the quarter, seasonally higher share-based compensation in the prior quarter and benefits realized from cost reduction initiatives.

Year-to-date Q2 2017 vs Year-to-date Q2 2016

Non-interest expenses were $3,225 million, an increase of $80 million or 3%, primarily reflecting higher spending on digital and technology to support business growth and salary increases. These were partially offset by benefits realized from cost reduction initiatives.

Taxes

Q2 2017 vs Q2 2016

The effective tax rate was 25.4% compared to 25.1%. The increase was due to the tax effect of the gain on disposition in the prior year.

Q2 2017 vs Q1 2017

The effective tax rate was 25.4% compared to 25.8%. This was due mainly to the gains on sale of real estate this quarter.

Year-to-date Q2 2017 vs Year-to-date Q2 2016

The effective tax rate of 25.6% was in line with the prior year.

International Banking	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2017	January 31 2017	April 30 2016	April 30 2017	April 30 2016
Business segment income
Net interest income	$1,713	$1,611	$1,590	$3,324	$3,148
Non-interest income(1)	905	975	879	1,880	1,771
Total revenue	2,618	2,586	2,469	5,204	4,919
Provision for credit losses	349	310	380	659	671
Non-interest expenses	1,397	1,430	1,354	2,827	2,765
Income tax expense	213	209	174	422	361
Net income	$659	$637	$561	$1,296	$1,122
Net income attributable to non-controlling interest in subsidiaries	$64	$61	$61	$125	$117
Net income attributable to equity holders of the Bank	$595	$576	$500	$1,171	$1,005
Other measures
Return on equity	14.8%	14.2%	11.9%	14.5%	12.5%
Net interest margin(2)	5.00%	4.73%	4.69%	4.87%	4.63%
Provision for credit losses as a percentage of loans and acceptances	1.33%	1.21%	1.50%	1.27%	1.32%
Average assets ($ billions)	$149	$143	$145	$146	$144
Average liabilities ($ billions)	$115	$109	$112	$112	$110
(1)	Includes income (on a taxable equivalent basis) from investments in associated corporations for the three months ended April 30, 2017 – $117 (January 31, 2017 – $119; April 30, 2016 – $111) and for the six months ended April 30, 2017 – $236 (April 30, 2016 – $233).
(2)	Net interest income (TEB) as percentage of average earning assets excluding bankers acceptances.

Net income

Q2 2017 vs Q2 2016

Net income attributable to equity holders was $595 million, up 19%. The increase reflects higher net interest margin, positive operating leverage and lower provision for credit losses partly offset by the negative impact of foreign currency translation.

10    Scotiabank Second Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

Q2 2017 vs Q1 2017

Net income attributable to equity holders was up 3%. The increase was driven by strong asset growth and higher net interest margin, partly offset by higher provision for credit losses, and lower trading and security gains.

Year-to-date Q2 2017 vs Year-to-date Q2 2016

Net income attributable to equity holders was up 17%. The increase reflects higher net interest margin, positive operating leverage and lower provision for credit losses partly offset by the negative impact of foreign currency translation.

Average assets

Q2 2017 vs Q2 2016

Average assets of $149 billion were up 2% driven by solid retail loan growth, primarily in Latin America, and the positive impact of foreign currency translation. Adjusting for the impact of foreign currency translation, retail loan growth was 7%, with Latin America growing at 11% and the Caribbean & Central America down 1%. Commercial loan growth adjusting for the impact of foreign currency translation was down 1%.

Q2 2017 vs Q1 2017

Average assets were up 4% with strong retail and commercial loan growth. Adjusting for the impact of foreign currency translation, retail loan growth was 2% and commercial loan growth was 4% mainly driven by Pacific Alliance countries.

Year-to-date Q2 2017 vs Year-to-date Q2 2016

Average assets of $146 billion were up 1% with strong retail loan growth, primarily in Latin America, offset by the impact of foreign currency translation. Adjusting for the impact of foreign currency translation, retail loan growth was 8%, with Latin America growing at 11% and the Caribbean & Central America up 3%.

Average liabilities

Q2 2017 vs Q2 2016

Average liabilities of $115 billion were up $3 billion or 3% due to strong growth in demand, savings and term deposits and the impact of foreign currency translation.

Q2 2017 vs Q1 2017

Average liabilities increased $6 billion or 5%, driven by growth in deposits and the impact of foreign currency translation.

Year-to-date Q2 2017 vs Year-to-date Q2 2016

Average liabilities increased $2 billion or 2% due to strong growth in demand, savings and term deposits partially offset by the impact of foreign currency translation.

Net interest income

Q2 2017 vs Q2 2016

Net interest income rose 8% to $1,713 million. This growth was largely due to good retail loan growth, an increase in net interest margin and the positive impact of foreign currency translation. The net interest margin rose by 31 basis points to 5.00%, driven by changes in business mix, and Central Bank rate changes in the Pacific Alliance countries.

Q2 2017 vs Q1 2017

Net interest income was up 6%, driven by strong loan growth, higher margin and the positive impact of foreign currency translation. The net interest margin rose by 27 basis points this quarter driven by the impact of mark-to-market on financial instruments, higher inflation and Central Bank rate changes in the Pacific Alliance countries.

Year-to-date Q2 2017 vs Year-to-date Q2 2016

Net interest income rose 6% to $3,324 million. This growth was largely due to good retail loan growth, acquisitions and an increase in net interest margin partly offset by the negative impact of foreign currency translation. The net interest margin rose by 23 basis points to 4.87%, driven by changes in business mix and Central Bank rate changes in the Pacific Alliance countries.

Non-interest income

Q2 2017 vs Q2 2016

Non-interest income increased 3% to $905 million, driven mainly by higher transaction fees and card revenues, in Latin America and the Caribbean, partly offset by lower securities gains, the impact of mark-to-market on financial instruments and foreign currency translation.

Q2 2017 vs Q1 2017

Non-interest income decreased $70 million or 7% to $905 million due primarily to the impact of mark-to-market on financial instruments, and a security gain in Colombia last quarter.

Scotiabank Second Quarter Report 2017    11

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date Q2 2017 vs Year-to-date Q2 2016

Non-interest income increased 6% to $1,880 million, driven mainly by higher transaction fees and card revenues, in Latin America and the Caribbean partly offset by the negative impact of foreign currency translation.

Provision for credit losses

Q2 2017 vs Q2 2016

The provision for credit losses was $349 million, down $31 million or 9%. Retail provisions increased due to asset growth and lower acquisition-related benefits. Commercial provisions decreased, mostly in Colombia and Puerto Rico due to provisions on a few specific accounts last year. The provision for credit losses ratio was 133 basis points compared to 150 basis points last year.

Q2 2017 vs Q1 2017

The provision for credit losses increased $39 million or 12%. Retail provisions increased due to asset growth and lower acquisition-related benefits. Commercial provisions increased in Latin America and Puerto Rico, due to provisions on a few specific accounts. Provision for credit losses ratio was 133 basis points compared to 121 basis points.

Year-to-date Q2 2017 vs Year-to-date Q2 2016

The provision for credit losses was $659 million, down $12 million or 2% driven by lower commercial provisions in Colombia, largely related to one account last year, as well as in Puerto Rico and Mexico. Retail provisions were higher with increases mainly in Colombia, Peru and Central America, in part due to lower acquisition-related benefits, partly offset by lower provisions in Mexico. The provision for credit losses ratio was 127 basis points compared to 132 basis points.

Non-interest expenses

Q2 2017 vs Q2 2016

Non-interest expenses were $1,397 million, or 3% higher due to increased business volumes and inflationary increases, and the negative impact of foreign currency translation, partly offset by benefits realized from cost reduction initiatives.

Q2 2017 vs Q1 2017

Non-interest expenses were $33 million or 2% lower, reflecting benefits realized from cost reduction initiatives, seasonal business taxes in the Caribbean last quarter, partly offset by the impact of foreign currency translation.

Year-to-date Q2 2017 vs Year-to-date Q2 2016

Non-interest expenses were $2,827 million, an increase of 2%, driven by acquisitions, business growth and inflationary increases, partly offset by benefits realized from cost reduction initiatives and the positive impact of foreign currency translation.

Taxes

Q2 2017 vs Q2 2016

The effective tax rate was 24.5%, an increase from 23.7% primarily due to higher tax benefits in Mexico last year.

Q2 2017 vs Q1 2017

The effective tax rate was 24.5% in line with last quarter at 24.6%.

Year-to-date Q2 2017 vs Year-to-date Q2 2016

The effective tax rate was 24.6%, a slight increase from 24.4%.

Global Banking and Markets	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2017	January 31 2017	April 30 2016	April 30 2017	April 30 2016
Business segment income
Net interest income	$322	$323	$309	$645	$611
Non-interest income	881	892	749	1,773	1,495
Total revenue	1,203	1,215	1,058	2,418	2,106
Provision for credit losses	2	8	118	10	172
Non-interest expenses	501	560	493	1,061	1,000
Income tax expense	183	178	124	361	245
Net income	$517	$469	$323	$986	$689
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders of the Bank	$517	$469	$323	$986	$689
Other measures
Return on equity	18.5%	15.8%	10.0%	17.1%	10.7%
Net interest margin(1)	1.75%	1.63%	1.60%	1.69%	1.59%
Provision for credit losses as a percentage of loans and acceptances	0.01%	0.04%	0.57%	0.03%	0.42%
Average assets ($ billions)	$340	$346	$352	$343	$355
Average liabilities ($ billions)	$263	$268	$277	$265	$271
(1)	Net interest income (TEB) as percentage of average earning assets excluding bankers acceptances.

12    Scotiabank Second Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

Net income

Q2 2017 vs Q2 2016

Net income attributable to equity holders was $517 million, an increase of $194 million or 60%. The increase was driven mainly by higher contributions from equities, fixed income, and U.S. lending businesses, as well as lower provision for credit losses. The higher income from equities related primarily to higher client trading activity which contributed approximately 40% of the year-over-year earnings growth. This was partly offset by lower results in investment banking and the commodities businesses.

Q2 2017 vs Q1 2017

Net income attributable to equity holders increased by $48 million or 10%. This was due to higher income from equities related primarily to higher client trading activity, as well as lower expenses. These were partly offset by lower fixed income trading and lower precious metals income.

Year-to-date Q2 2017 vs Year-to-date Q2 2016

Net income attributable to equity holders was $986 million, an increase of $297 million or 43%. Strong results in fixed income, equities, European lending, as well as lower provision for credit losses, were partly offset by higher non-interest expenses.

Average assets

Q2 2017 vs Q2 2016

Average assets were $340 billion, a decrease of $12 billion or 3%. Adjusting for the impact of foreign currency translation, assets decreased by $9 billion, as decreases in corporate loans and acceptances and derivative-related assets were partly offset by higher trading securities.

Q2 2017 vs Q1 2017

Average assets decreased by $6 billion or 2%. This was due mainly to decreases in corporate loans and acceptances, trading securities and lower derivative-related assets.

Year-to-date Q2 2017 vs Year-to-date Q2 2016

Average assets were $343 billion, a decrease of $12 billion or 3%. Adjusting for the impact of foreign currency translation, assets decreased by $4 billion, mainly due to a decrease in derivative-related assets, and securities purchased under resale agreements.

Average liabilities

Q2 2017 vs Q2 2016

Average liabilities of $263 billion were lower by $14 billion or 5%. Adjusting for the impact of foreign currency translation, liabilities decreased by $14 billion due mainly to lower derivative-related liabilities.

Q2 2017 vs Q1 2017

Average liabilities decreased by $5 billion or 2% mainly due to declines in securities sold under repurchase agreements and derivative-related liabilities.

Year-to-date Q2 2017 vs Year-to-date Q2 2016

Average liabilities decreased by $6 billion or 2%. Adjusting for the impact of foreign currency translation, liabilities were in line with last year. Growth in non-personal deposits and securities sold under repurchase agreements was offset by decreases in derivative-related liabilities.

Net interest income

Q2 2017 vs Q2 2016

Net interest income of $322 million grew $13 million or 4% due to higher deposit volumes partly offset by lower lending volumes in all regions.

Q2 2017 vs Q1 2017

Net interest income was in line with the prior quarter.

Year-to-date Q2 2017 vs Year-to-date Q2 2016

Net interest income was up $34 million or 6%. This was due mainly to higher lending and deposit volumes in Europe, the U.S. and Canada, and higher loan origination fees.

Non-interest income

Q2 2017 vs Q2 2016

Non-interest income was $881 million, an increase of $132 million or 18%. This was due mainly to higher trading revenues in equities, as well as higher advisory fees.

Q2 2017 vs Q1 2017

Non-interest income decreased $11 million or 1%. Higher trading revenues in equities were more than offset by lower trading revenues in fixed income and commodities, and lower underwriting and banking fees.

Scotiabank Second Quarter Report 2017    13

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date Q2 2017 vs Year-to-date Q2 2016

Non-interest income increased $278 million or 19%, driven by higher trading revenues in equities, fixed income and foreign exchange, as well as higher underwriting and advisory fees.

Provision for credit losses

Q2 2017 vs Q2 2016

The provision for credit losses was $2 million, compared to $118 million, due primarily to lower provisions in the energy sector. The provision for credit losses ratio was one basis point, compared to 57 basis points.

Q2 2017 vs Q1 2017

The provision for credit losses was down $6 million. The decrease was due primarily to lower provisions in the energy sector. The provision for credit losses ratio was one basis point, compared to four basis points.

Year-to-date Q2 2017 vs Year-to-date Q2 2016

The provision for credit losses was $10 million, down from $172 million, mainly due to lower provisions in the energy sector. The provision for credit losses ratio was three basis points compared to 42 basis points.

Non-interest expenses

Q2 2017 vs Q2 2016

Non-interest expenses of $501 million were up $8 million or 2% due mainly to higher performance-based compensation, as well as higher expenses related to technology and regulatory initiatives. This was partly offset by lower share-based compensation costs.

Q2 2017 vs Q1 2017

Non-interest expenses decreased $59 million or 11%. This was driven by lower performance-based compensation and share-based compensation, slightly offset by higher professional fees.

Year-to-date Q2 2017 vs Year-to-date Q2 2016

Non-interest expenses increased $61 million or 6%. This was mainly driven by higher performance-based compensation, as well as higher expenses related to technology and regulatory initiatives.

Taxes

The effective tax rate of 26.1% was lower than the prior year by 1.6%, and lower than the prior quarter by 1.4%. This was due mainly to a higher level of income in lower tax jurisdictions in the current quarter. The year-to-date effective tax rate was 26.8% compared to 26.2% in the prior year.

Other(1)	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2017	January 31 2017	April 30 2016	April 30 2017	April 30 2016
Business segment income
Net interest income(2)	$(70)	$(100)	$(99)	$(170)	$(178)
Non-interest income(2)(3)	(304)	(19)	110	(323)	79
Total revenue	(374)	(119)	11	(493)	(99)
Provision for credit losses	–	–	50	–	50
Non-interest expenses(4)	107	70	421	177	475
Income tax expense(2)	(395)	(111)	(183)	(506)	(359)
Net income (loss)	$(86)	$(78)	$(277)	$(164)	$(265)
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders	$(86)	$(78)	$(277)	$(164)	$(265)
Other measures
Average assets ($ billions)	$100	$107	$114	$104	$108
Average liabilities ($ billions)	$228	$235	$243	$232	$249
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes and differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Includes the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes for the three months ended April 30, 2017 – $339 (January 31, 2017 – $47; April 30, 2016 – $53) and for six months ended April 30, 2017 – $386 (April 30, 2016 – $202) to arrive at the amounts reported in the Consolidated Statement of Income.
(3)	Income (on a taxable equivalent basis) from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies for the three months ended April 30, 2017 – $(35) (January 31, 2017 – $(33); April 30, 2016 – $(31)) and for the six months ended April 30, 2017 – $(68) (April 30, 2016 – $(66)).
(4)	Q2 2016 includes restructuring charge of $378.

14    Scotiabank Second Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

The Other segment includes Group Treasury, smaller operating segments and other corporate items which are not allocated to a business line.

Net interest income, other operating income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $339 million in the second quarter, compared to $53 million in the same period last year and $47 million last quarter.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

Q2 2017 vs Q2 2016

Net loss attributable to equity holders was $86 million, compared to $277 million or net income of $1 million, adjusting for the after tax restructuring charge of $278 million ($378 million pre-tax) in the prior year. The decrease was due mainly to lower net gain on investment securities, lower gains on sale of real estate, the negative impact of foreign currency translation (including hedges), and higher non-interest expenses. Partly offsetting was an increase in the collective allowance on performing loans last year. The lower non-interest income and the higher income tax benefits were due mainly to the elimination of larger tax-exempt income gross-up amounts this quarter.

Q2 2017 vs Q1 2017

Net loss attributable to equity holders was $86 million in the second quarter compared to a loss of $78 million last quarter. Higher non-interest expenses and the negative impact of foreign currency translation (including hedges) were partly offset by higher contribution from asset/liability management activities, and higher net gain on investment securities. The lower non-interest income and the higher income tax benefits were due mainly to the elimination of larger tax-exempt income gross-up amounts this quarter.

Year-to-date Q2 2017 vs Year-to-date Q2 2016

Net loss attributable to equity holders was $164 million, compared to $265 million last year, or net income of $13 million after adjusting for the restructuring charge of $278 million after tax ($378 million pre-tax). Lower net gain on investment securities, higher non-interest expenses, and the negative impact of foreign currency translation (including hedges) were partly offset by an increase in the collective allowance on performing loans last year. The lower non-interest income and the higher income tax benefits were due mainly to the elimination of larger tax-exempt income gross-up amounts this quarter.

Geographic Highlights

	For the three months ended			For the six months ended
(Unaudited)	April 30 2017	January 31 2017	April 30 2016	April 30 2017	April 30 2016
Geographic segment income ($ millions)
Canada	$1,267	$1,144	$1,187	$2,411	$2,184
United States	111	99	35	210	163
Mexico	115	97	94	212	164
Peru	154	153	142	307	300
Chile	93	92	72	185	140
Colombia	40	49	–	89	35
Other international	381	420	368	801	740
Corporate adjustments	(100)	(45)	(314)	(145)	(328)
Net income	$2,061	$2,009	$1,584	$4,070	$3,398
Average assets ($ billions)
Canada	$538	$541	$533	$540	$526
United States	105	111	123	108	127
Mexico	28	24	28	26	28
Peru	24	23	24	24	24
Chile	23	21	20	22	19
Colombia	11	11	10	11	10
Other international	163	167	165	165	166
Corporate adjustments	15	14	15	14	14
Total	$907	$912	$918	$910	$914

Quarterly Financial Highlights

			For the three months ended
(Unaudited)	April 30 2017	January 31 2017	October 31 2016	July 31 2016	April 30 2016	January 31 2016	October 31 2015	July 31 2015
Total revenue ($ millions)	$6,581	$6,868	$6,751	$6,640	$6,594	$6,365	$6,125	$6,124
Net income ($ millions)	2,061	2,009	2,011	1,959	1,584	1,814	1,843	1,847
Basic earnings per share ($)	1.63	1.58	1.58	1.55	1.24	1.44	1.46	1.46
Diluted earnings per share ($)	1.62	1.57	1.57	1.54	1.23	1.43	1.45	1.45

Scotiabank Second Quarter Report 2017    15

MANAGEMENT’S DISCUSSION & ANALYSIS

Financial Position

The Bank’s total assets as at April 30, 2017 were $922 billion, up $25 billion or 3% from October 31, 2016. Adjusting for the impact of foreign currency translation, total assets were up $15 billion.

Cash and deposits with financial institutions increased $5 billion due primarily to higher balances on deposit with the U.S. Federal Reserve. Securities purchased under resale agreements and securities borrowed increased $10 billion.

Trading assets increased $3 billion or 3% from October 31, 2016, due primarily to an increase in trading securities from higher holdings of common shares.

Investment securities decreased $3 billion from October 31, 2016 due primarily to lower holdings of U.S. government debt. As of April 30, 2017, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges, was $101 million, an increase of $75 million from October 31, 2016 due mainly to improvements in the market values of equities.

Loans increased $16 billion or 3% from October 31, 2016. Adjusting for the impact of foreign currency translation, loans increased $12 billion. Residential mortgages increased $5 billion and personal loans and credit cards were up $1 billion primarily in Canada and Latin America. Business and government loans were up $6 billion, mainly in Canada, Latin America and the U.S.

Derivative instrument assets decreased $4 billion due primarily to lower mark-to-market amounts on foreign exchange contracts.

Total liabilities were $862 billion as at April 30, 2017, up $23 billion or 3% from October 31, 2016. Adjusting for the impact of foreign currency translation, total liabilities were up $13 billion.

Total deposits increased $16 billion. Adjusting for the impact of foreign currency translation, total deposits increased $10 billion. Personal deposits and business and government deposits each grew by $2 billion, mainly in Canada and Latin America. Deposits by financial institutions increased $6 billion, mainly in Canada.

Obligations related to securities sold short increased by $7 billion. This increase was mostly in line with higher trading securities and securities purchased under resale agreements. Derivative instrument liabilities decreased by $2 billion due primarily to mark-to-market fluctuations. Other liabilities increased $4 billion due primarily to an increase in gold and silver certificates.

Total shareholders’ equity increased $1,978 million from October 31, 2016. This increase was driven by current year earnings of $4,070 million and other comprehensive income of $958 million, due primarily to an increase in unrealized foreign currency translation gains on the Bank’s investments in its foreign operations. Partly offsetting were dividends paid of $1,881 million, the repurchase and cancellation of 10 million common shares for $710 million, and the redemption of preferred shares of $575 million.

Risk Management

The Bank’s risk management policies and practices have not substantially changed from those outlined in the Bank’s 2016 Annual Report. For a complete discussion of the risk management policies and practices and additional information on risk factors, refer to the “Risk Management” section in the 2016 Annual Report.

Credit risk

Allowance for credit losses

The allowance for credit losses was $4,342 million as at April 30, 2017 (excluding $249 million related to loans purchased under FDIC guarantee related to the acquisition of R-G Premier Bank of Puerto Rico) compared to $4,274 million (excluding $234 million related to R-G Premier Bank) as at January 31, 2017.

The allowance on impaired loans increased to $2,916 million from $2,833 million as at January 31, 2017 due mainly due to the impact of foreign currency translation in International Banking.

In Canadian Banking, the allowance decreased to $801 million from $810 million as at January 31, 2017.

In International Banking, the allowance increased to $1,975 million from $1,872 million as at January 31, 2017, due primarily to the impact of foreign currency translation.

In Global Banking and Markets, the allowance decreased to $140 million from $151 million as at January 31, 2017, as new provisions in the U.S. and Europe were offset by higher write-offs in Asia and Canada.

The allowance against performing loans was $1,426 million compared to $1,441 million as at January 31, 2017.

Impaired loans

Total gross impaired loans as at April 30, 2017, were $5,426 million, up $177 million from January 31, 2017. The increase was in International Banking and Global Banking and Markets, both of which were due primarily to the impact of foreign currency translation, partially offset by a decrease in Canadian Banking.

Total net impaired loans as at April 30, 2017, were $2,510 million, up $94 million from $2,416 million as at January 31, 2017. Net impaired loans in Canadian Banking were $393 million as at April 30, 2017, a decrease of $58 million from January 31, 2017, across all portfolios. International Banking’s net impaired loans of $1,747 million as at April 30, 2017, increased from $1,645 million as at January 31, 2017, largely due to the impact of foreign currency translation. In Global Banking and Markets, net impaired loans rose to $370 million as at April 30, 2017, from $320 million as at January 31, 2017.

Acquisition-related purchased loans

All purchased loans are initially measured at fair value on the date of acquisition, with no allowance for credit losses recorded in the Consolidated Statement of Financial Position on the date of acquisition. Consequently, none of the purchased loans are considered to be impaired on the date of acquisition. In arriving at the fair value, the Bank considers interest rate mark and credit rate mark adjustments.

The interest rate mark on the date of acquisition is principally set up for fixed interest rate loans and captures the impact of the interest rate differential between the contractual rate of interest on the loan and the prevailing interest rate on the loan on the date of acquisition for the remaining term. The interest rate mark is fully amortized into interest income in the Consolidated Statement of Income over the expected life of the loan using the effective interest method.

16    Scotiabank Second Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

The credit mark captures management’s best estimate of cash flow shortfalls on the loans over their lifetime as determined at the date of acquisition. Changes to the expected cash flows of these loans are recorded as a charge/recovery in the provision for credit losses in the Consolidated Statement of Income.

The total credit mark remaining on all acquired loans in Canadian Banking and International Banking as at April 30, 2017 was $172 million (January 31, 2017 – $216 million; October 31, 2016 – $259 million). Adjusting for the impact of foreign currency translation, the utilization of incurred and expected losses in the credit mark during the quarter was $51 million (January 31, 2017 – $36 million). The net benefit to net income attributable to common shareholders from the credit mark on acquired loans this quarter was $26 million (January 31, 2017 – $22 million).

Overview of loan portfolio

The Bank has a well diversified portfolio by product, business and geography. Details of certain portfolios of current focus are highlighted below.

Real estate secured lending

A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at April 30, 2017, these loans amounted to $330 billion or 65% of the Bank’s total loans and acceptances outstanding (January 31, 2017 – $322 billion or 65%; October 31, 2016 – $322 billion or 65%). Of these, $248 billion or 75% are real estate secured loans (January 31, 2017 – $243 billion or 75%; October 31, 2016 – $242 billion or 75%). The tables below provide more details by portfolios.

Insured and uninsured mortgages and home equity lines of credit

The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas.

	As at April 30, 2017
	Residential mortgages						Home equity lines of credit
	Insured (1)		Uninsured		Total		Insured (1)		Uninsured		Total
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada:(2)
Atlantic provinces	$6,845	3.5%	$4,987	2.5%	$11,832	6.0%	$1	–%	$1,239	6.4%	$1,240	6.4%
Quebec	8,303	4.2	7,371	3.7	15,674	7.9	–	–	1,003	5.1	1,003	5.1
Ontario	49,754	25.2	46,447	23.7	96,201	48.9	1	–	9,955	51.0	9,956	51.0
Manitoba & Saskatchewan	5,811	3.0	3,380	1.7	9,191	4.7	1	–	823	4.2	824	4.2
Alberta	19,314	9.8	11,186	5.7	30,500	15.5	3	0.1	3,034	15.5	3,037	15.6
British Columbia & Territories	16,303	8.3	17,074	8.7	33,377	17.0	–	–	3,443	17.7	3,443	17.7
Canada(3)	$106,330	54.0%	$90,445	46.0%	$196,775	100%	$6	0.1%	$19,497	99.9%	$19,503	100%
International	–	–	31,538	100	31,538	100	–	–	–	–	–	–
Total	$106,330	46.6%	$121,983	53.4%	$228,313	100%	$6	0.1%	$19,497	99.9%	$19,503	100%
	As at January 31, 2017
Canada(3)	$108,597	55.7%	$86,431	44.3%	$195,028	100%	$6	0.1%	$18,938	99.9%	$18,944	100%
International	–	–	29,057	100	29,057	100	–	–	–	–	–	–
Total	$108,597	48.5%	$115,488	51.5%	$224,085	100%	$6	0.1%	$18,938	99.9%	$18,944	100%
	As at October 31, 2016
Canada(3)	$109,947	56.9%	$83,356	43.1%	$193,303	100%	$8	0.1%	$19,065	99.9%	$19,073	100%
International	–	–	29,585	100	29,585	100	–	–	–	–	–	–
Total	$109,947	49.3%	$112,941	50.7%	$222,888	100%	$8	0.1%	$19,065	99.9%	$19,073	100%
(1)	Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.
(2)	The province represents the location of the property in Canada.
(3)	Includes multi-residential dwellings (4+ units) of $2,503 (January 31, 2017 – $2,527; October 31, 2016 – $2,376) of which $1,539 are insured (January 31, 2017 – $1,490; October 31, 2016 – $1,392).

Scotiabank Second Quarter Report 2017    17

MANAGEMENT’S DISCUSSION & ANALYSIS

Amortization period ranges for residential mortgages

The following table presents the distribution of residential mortgages by remaining amortization periods, and by geographic areas.

	As at April 30, 2017
	Residential mortgages by amortization period
	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgages
Canada	35.2%	36.9%	26.4%	1.4%	0.1%	100%
International	69.3%	17.9%	11.2%	1.5%	0.1%	100%
	As at January 31, 2017
Canada	35.2%	36.5%	26.7%	1.5%	0.1%	100%
International	68.0%	18.6%	11.2%	2.1%	0.1%	100%
	As at October 31, 2016
Canada	35.2%	36.3%	26.7%	1.7%	0.1%	100%
International	67.7%	19.0%	11.5%	1.7%	0.1%	100%

Loan to value ratios

The Canadian residential mortgage portfolio is 46% uninsured (January 31, 2017 – 44%; October 31, 2016 – 43%). The average loan-to-value (LTV) ratio of the uninsured portfolio is 51% (January 31, 2017 – 51%; October 31, 2016 – 50%).

The following table presents the weighted average LTV ratio for total newly originated uninsured residential mortgages and home equity lines of credit, which include mortgages for purchases, refinances with a request for additional funds and transfers from other financial institutions, by geographic areas in the current quarter.

	Uninsured LTV ratios(1)
	For the three months ended April 30, 2017
	Residential mortgages	Home equity lines of credit(2)
	LTV%	LTV%
Canada:
Atlantic provinces	68.8%	57.3%
Quebec	64.4	67.3
Ontario	62.4	61.3
Manitoba & Saskatchewan	68.5	62.4
Alberta	68.1	69.9
British Columbia & Territories	61.7	61.1
Canada	63.3%	62.2%
International	70.3%	N/A
	For the three months ended January 31, 2017
Canada	63.6%	64.0%
International	71.2%	N/A
	For the three months ended October 31, 2016
Canada	63.4%	64.4%
International	69.6%	N/A
(1)	The province represents the location of the property in Canada.
(2)	Includes only home equity lines of credit (HELOC) under Scotia Total Equity Plan. LTV is calculated based on the sum of residential mortgages and the authorized limit for related HELOCs, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOCs.

Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn

The Bank performs stress testing on its portfolio to assess the impact of increased levels of unemployment, rising interest rates, reduction in property values and changes in other relevant macro-economic variables. Potential losses in the mortgage portfolio under such economic downturn scenarios are considered manageable given the diversified composition of the portfolio, the high percentage of insured exposures, and the low LTV in the portfolio. This is further supported by sound risk management oversight and pro-active risk mitigation strategies.

European exposures

As a result of the Bank’s broad international operations, the Bank has sovereign credit risk exposure to a number of countries. The Bank actively manages this sovereign risk, including the use of risk limits calibrated to the credit worthiness of the sovereign exposure.

18    Scotiabank Second Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

The current European exposure is provided below:

	As at
	April 30, 2017						January 31 2017	October 31 2016
	Loans and loan equivalents
($ millions)	Loans and acceptances(1)	Letters of credit and guarantees(2)	Undrawn commitments(3)	Securities and deposits with financial institutions(4)	Securities Financing Transactions (SFT) and derivatives(5)	Total European exposure	Total European exposure	Total European exposure
Gross exposures	$13,653	$2,914	$17,480	$14,304	$2,237	$50,588	$44,886	$41,597
Less: Undrawn commitments	–	–	17,480	–	–	17,480	14,758	12,472
Net funded exposures	$13,653	$2,914	$–	$14,304	$2,237	$33,108	$30,128	$29,125
(1)	Individual allowance for credit losses was $52.
(2)	Letters of credit and guarantees are included as funded exposure as they have been issued.
(3)	Undrawn commitments represent an estimate of the contractual amount that may be drawn upon by the obligor.
(4)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions.
(5)	SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Gross and net funded exposures represent all net positive positions after taking into account collateral. Collateral held against derivatives was $1,569 and collateral held against SFT was $9,592.

The Bank believes that its European exposures are manageable, are sized appropriately relative to the credit worthiness of the counterparties (85% of the exposures are to investment grade counterparties based on a combination of internal and external ratings), and are modest relative to the capital levels of the Bank. The Bank’s European exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events in the quarter that have materially impacted the Bank’s exposures.

Below are the funded exposures related to all European countries:

	As at
	April 30, 2017				January 31 2017	October 31 2016
($ millions)	Sovereign(1)	Bank	Corporate(2)	Total	Total	Total
Greece	$–	$–	$298	$298	$294	$311
Ireland	306	42	332	680	283	350
Italy	–	51	56	107	73	191
Portugal	33	–	–	33	17	–
Spain	–	272	288	560	502	599
Total GIIPS	$339	$365	$974	$1,678	$1,169	$1,451

U.K.	$4,234	$3,218	$7,123	$14,575	$11,989	$11,028
Germany	1,809	815	1,892	4,516	3,974	4,080
France	1,132	788	715	2,635	3,647	3,742
Netherlands	119	854	1,431	2,404	2,158	2,105
Switzerland	106	148	1,151	1,405	1,121	1,599
Other	2,159	233	3,503	5,895	6,070	5,120
Total Non-GIIPS	$9,559	$6,056	$15,815	$31,430	$28,959	$27,674
Total Europe	$9,898	$6,421	$16,789	$33,108	$30,128	$29,125
Total Europe as at January 31, 2017	$10,533	$4,131	$15,464	$30,128
Total Europe as at October 31, 2016	$7,336	$5,158	$16,631	$29,125
(1)	Includes $1,538 (January 31, 2017 – $1,713; October 31, 2016 – $1,959) in exposures to supra-national agencies.
(2)	Corporate includes financial institutions that are not banks.

The Bank’s exposure to certain European countries of focus – Greece, Ireland, Italy, Portugal and Spain (GIIPS) – is not significant. As of April 30, 2017, the Bank’s current funded exposure to the GIIPS sovereign entities, as well as banks and non-bank financial institutions and corporations domiciled in these countries, totaled approximately $1.7 billion, up from $1.2 billion last quarter. Of the $1.7 billion, $1.1 billion was related to loans and loan equivalents.

Specific to sovereign exposures to GIIPS, the Bank’s exposure to Ireland included central bank deposits of $305 million and $1 million in trading book securities. The Bank had no sovereign securities holdings of Greece, Italy, Portugal and Spain.

The Bank had exposures to Italian banks of $51 million, as at April 30, 2017 (January 31, 2017 – $48 million; October 31, 2016 – $181 million), primarily related to letters of credit. Greek exposure of $298 million (January 31, 2017 – $294 million; October 31, 2016 – $311 million) related primarily to secured loans to shipping companies.

Scotiabank Second Quarter Report 2017    19

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s exposures are distributed as follows:

	As at
	April 30, 2017					January 31 2017	October 31 2016
($ millions)	Loans and loan equivalents	Deposits with financial institutions	Securities	SFT and derivatives	Total	Total	Total
Greece	$298	$–	$–	$–	$298	$294	$311
Ireland	222	306	104	48	680	283	350
Italy	132	–	(25)	–	107	73	191
Portugal	–	–	–	33	33	17	–
Spain	495	1	(13)	77	560	502	599
Total GIIPS	$1,147	$307	$66	$158	$1,678	$1,169	$1,451

U.K.	$7,548	$2,618	$3,167	$1,242	$14,575	$11,989	$11,028
Germany	1,325	761	2,378	52	4,516	3,974	4,080
France	809	146	1,608	72	2,635	3,647	3,742
Netherlands	1,277	138	693	296	2,404	2,158	2,105
Switzerland	976	28	209	192	1,405	1,121	1,599
Other	3,485	23	2,162	225	5,895	6,070	5,120
Total Non-GIIPS	$15,420	$3,714	$10,217	$2,079	$31,430	$28,959	$27,674
Total Europe	$16,567	$4,021	$10,283	$2,237	$33,108	$30,128	$29,125

Securities exposures to European sovereigns and banks (excluding GIIPS) were $8.1 billion as at April 30, 2017 (January 31, 2017 – $8.3 billion; October 31, 2016 – $6.0 billion), predominantly related to issuers in the United Kingdom, Germany, France, and Luxembourg. Securities are carried at fair value and substantially all holdings have strong market liquidity.

The largest portion of funded credit exposure is in the form of funded loans which are recorded on an accrual basis. As well, credit exposure to clients arises from client-driven derivative transactions and securities financing transactions (reverse repurchase agreements, repurchase agreements, and securities lending and borrowing). OTC derivative counterparty exposures are recorded on a fair value basis and security financing transactions are recorded on an accrual basis. As at April 30, 2017, credit exposure to banks in the form of issued letters of credit amounted to $1.4 billion (January 31, 2017 – $1.3 billion; October 31, 2016 – $1.4 billion).

Undrawn commitments of $17.5 billion (January 31, 2017 – $14.8 billion; October 31, 2016 – $12.5 billion) are comprised of unfunded loan commitments and commitments to issue letters of credit on behalf of other banks in a syndicated bank lending arrangement. Total unfunded loan commitments to corporations in Europe (excluding GIIPS) were $12.1 billion as at April 30, 2017 (January 31, 2017 – $11.3 billion; October 31, 2016 – $9.1 billion). As at April 30, 2017, commitments related to letters of credit with banks amounted to $4.5 billion (January 31, 2017 – $2.8 billion; October 31, 2016 – $2.7 billion). Unfunded commitments are detailed further by country in the table below.

The Bank’s indirect exposure is also detailed in the table below and is defined as:

•	Securities where the exposures are to non-European entities whose parent company is domiciled in Europe, and
•	Letters of credit or guarantees (included as loan equivalents in the above table).

Included in the indirect exposure was securities exposure of $510 million related to GIIPS and $72 million to the United Kingdom. Indirect exposure by way of letters of credit totaled $2,914 million at April 30, 2017 (January 31, 2017 – $2,693 million; October 31, 2016 – $2,890 million), of which $267 million (January 31, 2017 – $239 million; October 31, 2016 – $184 million) was indirect exposure to GIIPS. Indirect exposure is managed through the Bank’s credit risk management framework, with a robust assessment of the counterparty.

In addition to the total indirect exposures detailed further below, the Bank had Euro-denominated collateral held for non-European counterparties of $402 million (January 31, 2017 – $264 million; October 31, 2016 – $295 million) related to repurchase agreements and reverse repurchase agreements and securities lending and borrowing SFT transactions.

	Undrawn commitments			Indirect exposure(1)
($ millions)	April 30 2017	January 31 2017	October 31 2016	April 30 2017	January 31 2017	October 31 2016
Greece	$–	$–	$–	$–	$–	$–
Ireland	638	416	421	(34)	42	35
Italy	63	57	49	63	61	73
Portugal	–	–	–	–	–	–
Spain	168	158	172	748	649	561
Total GIIPS	$869	$631	$642	$777	$752	$669

U.K.	$8,109	$6,894	$4,958	$1,178	$1,248	$1,270
Germany	1,216	872	798	78	110	154
France	1,877	1,602	1,583	459	445	459
Netherlands	2,159	1,573	1,364	315	259	291
Switzerland	750	790	701	100	110	146
Other	2,500	2,396	2,426	569	640	463
Total Non-GIIPS	$16,611	$14,127	$11,830	$2,699	$2,812	$2,783
Total Europe	$17,480	$14,758	$12,472	$3,476	$3,564	$3,452
(1)	Amounts in brackets represent net short positions arising from trading transactions.

The Bank may on occasion use credit default swaps (CDS) to partially offset its banking book exposure. As part of the trading portfolio, the Bank may purchase or sell CDS. Specific to GIIPS as at April 30, 2017, the Bank had no CDS protection on funded loan exposures. All exposures, including CDS, are subject to risk limits and ongoing monitoring by the Bank’s independent risk management department.

20    Scotiabank Second Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

Like other banks, the Bank also provides settlement and clearing facilities for a variety of clients in these countries and actively monitors and manages these intra-day exposures. However, the Bank has no funded exposure in these countries to retail customers or small businesses.

Market risk

Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. VaR includes both general market risk and debt specific risk components. The Bank also calculates a Stressed VaR measure.

	Average for the three months ended
Risk factor ($ millions)	April 30 2017	January 31 2017	April 30 2016
Credit spread plus interest rate	$10.5	$11.5	$11.1
Credit spread	5.7	7.4	8.9
Interest rate	7.6	8.9	5.5
Equities	1.9	2.0	3.2
Foreign exchange	1.7	1.9	1.2
Commodities	1.5	2.0	2.0
Debt specific	3.8	4.0	7.2
Diversification effect	(8.3)	(9.4)	(10.9)
Total VaR	$11.1	$12.0	$13.9
Total Stressed VaR	$26.0	$29.8	$30.0

In the second quarter of 2017, the average one-day Total VaR decreased to $11.1 million from $12.0 million in the previous quarter, primarily driven by reduced exposure to rising yields.

The average one-day Total Stressed VaR during the quarter decreased to $26.0 million from $29.8 million in the previous quarter, primarily due to reduced exposure to rising yields.

Stressed VaR is calculated using market volatility from a one-year period identified as stressful given the risk profile of the trading portfolio. The current period is the 2008/2009 credit crisis.

There were zero trading loss days in the second quarter, same as the previous quarter. The quality and accuracy of the VaR models are validated by backtesting, which compares daily actual and theoretical profit and loss with the daily output of the VaR model.

Market risk linkage to Consolidated Statement of Financial Position

Trading assets and liabilities are marked to market daily and included in trading risk measures such as VaR. Derivatives risk related to Global Banking and Markets’ activities is captured under trading risk measures while derivatives used in asset/liability management are in the non-trading risk category. A comparison of Consolidated Statement of Financial Position items which are covered under the trading and non-trading risk measures is provided in the table below.

Market risk linkage to Consolidated Statement of Financial Position of the Bank

As at April 30, 2017	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$8,534	$8,534	$–	$–	n/a
Trading assets	111,831	111,831	–	–	n/a
Financial instruments designated at fair value through profit or loss	251	–	251	–	Interest rate
Derivative financial instruments	37,641	33,792	3,849	–	Interest rate, FX, equity
Investment securities	69,792	–	69,792	–	Interest rate, equity
Loans	496,255	–	496,255	–	Interest rate, FX
Assets not subject to market risk(1)	197,342	–	–	197,342	n/a
Total assets	$921,646	$154,157	$570,147	$197,342
Deposits	$628,209	$–	$594,525	$33,684	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	2,545	–	2,545	–	Interest rate, equity
Obligations related to securities sold short	30,078	30,078	–	–	n/a
Derivative financial instruments	40,336	36,177	4,159	–	Interest rate, FX, equity
Trading liabilities(2)	12,140	12,140	–	–	n/a
Pension and other benefit liabilities	2,539	–	2,539	–	Interest rate, credit spread, equity
Liabilities not subject to market risk(3)	146,000	–	–	146,000	n/a
Total liabilities	$861,847	$78,395	$603,768	$179,684
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

Scotiabank Second Quarter Report 2017    21

MANAGEMENT’S DISCUSSION & ANALYSIS

As at October 31, 2016	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$8,442	$8,442	$–	$–	n/a
Trading assets	108,561	108,561	–	–	n/a
Financial instruments designated at fair value through profit or loss	221	–	221	–	Interest rate
Derivative financial instruments	41,657	36,401	5,256	–	Interest rate, FX, equity
Investment securities	72,919	–	72,919	–	Interest rate, equity
Loans	480,164	–	480,164	–	Interest rate, FX
Assets not subject to market risk(1)	184,302	–	–	184,302	n/a
Total assets	$896,266	$153,404	$558,560	$184,302
Deposits	$611,877	$–	$580,814	$31,063	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	1,459	–	1,459	–	Interest rate, equity
Obligations related to securities sold short	23,312	23,312	–	–	n/a
Derivative financial instruments	42,387	38,213	4,174	–	Interest rate, FX, equity
Trading liabilities(2)	8,430	8,430	–	–	n/a
Pension and other benefit liabilities	3,011	–	3,011	–	Interest rate, credit spread, equity
Liabilities not subject to market risk(3)	147,969	–	–	147,969	n/a
Total liabilities	$838,445	$69,955	$589,458	$179,032
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

Liquidity risk

Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.

Liquidity risk is managed within a framework of policies and limits that are approved by the Board of Directors, as outlined in Note 18 to the condensed interim consolidated financial statements and in Note 35 of the audited consolidated financial statements in the Bank’s 2016 Annual Report. Liquid assets are a key component of this framework.

The determination of the appropriate levels for liquid asset portfolios is based on the amount of liquidity the Bank might need to fund expected cash flows in the normal course of business, as well as what might be required in periods of stress to meet cash outflows. Stress events include periods when there are disruptions in the capital markets or events which may impair the Bank’s access to funding markets or liquidity. The Bank uses stress testing to assess the impact of stress events and to assess the amount of liquid assets that would be required in various stress scenarios.

Liquid assets

Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs for liquidity management.

Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include deposits with central banks, deposits with financial institutions, call and other short-term loans, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions. Liquid assets do not include liquidity which may be obtained from central bank facilities.

Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the expected time it would take to convert them to cash.

Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset/liability management purposes; trading securities, which are primarily held by Global Banking and Markets; and collateral received for securities financing and derivative transactions.

The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at April 30, 2017, unencumbered liquid assets were $190 billion (October 31, 2016 – $183 billion). Securities including NHA mortgage-backed securities, comprised 72% of liquid assets (October 31, 2016 – 74%). Other unencumbered liquid assets, comprising cash and deposits with central banks, deposits with financial institutions, precious metals and call and short loans, was 28% (October 31, 2016 – 26%). The increase in liquid assets was mainly attributable to higher deposits with central banks and an increase in other liquid securities.

The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Consolidated Statement of Financial Position as at April 30, 2017. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.

22    Scotiabank Second Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s liquid asset pool is summarized in the following table:

	As at April 30, 2017
	Bank- owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$39,881	$–	$39,881	$–	$7,992	$31,889	$–
Deposits with financial institutions	10,996	–	10,996	–	110	10,886	–
Precious metals	8,534	–	8,534	–	119	8,415	–
Securities:
Canadian government obligations	45,096	14,711	59,807	28,905	–	30,902	–
Foreign government obligations	48,381	49,279	97,660	70,552	–	27,108	–
Other securities	63,356	68,673	132,029	84,654	–	47,375	–
Loans
NHA mortgage-backed securities(2)	34,176	–	34,176	2,681	–	31,495	–
Call and short loans	2,172	–	2,172	–	–	2,172	–
Total	$252,592	$132,663	$385,255	$186,792	$8,221	$190,242	$–

	As at October 31, 2016
	Bank- owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$35,396	$–	$35,396	$–	$7,917	$27,479	$–
Deposits with financial institutions	10,948	–	10,948	–	196	10,752	–
Precious metals	8,442	–	8,442	–	115	8,327	–
Securities:
Canadian government obligations	45,825	12,482	58,307	27,187	–	31,120	–
Foreign government obligations	50,761	36,822	87,583	58,680	–	28,903	–
Other securities	58,833	60,745	119,578	76,394	–	43,184	–
Loans
NHA mortgage-backed securities(2)	33,072	–	33,072	1,993	–	31,079	–
Call and short loans	1,673	–	1,673	–	–	1,673	–
Total	$244,950	$110,049	$354,999	$164,254	$8,228	$182,517	$–
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	These mortgage-backed securities, which are available-for-sale, are reported as residential mortgage loans on the balance sheet.

A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:

	As at
($ millions)	April 30 2017	October 31 2016
Bank of Nova Scotia (Parent)	$133,239	$135,335
Bank domestic subsidiaries	18,685	13,871
Bank foreign subsidiaries	38,318	33,311
Total	$190,242	$182,517

The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollar holdings. As shown above, the vast majority (80%) of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. To the extent a liquidity reserve held in a foreign subsidiary of the Bank is required for regulatory purposes, it is assumed to be unavailable to the rest of the Group. Other liquid assets held by a foreign subsidiary are assumed to be available only in limited circumstances. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction.

Scotiabank Second Quarter Report 2017    23

MANAGEMENT’S DISCUSSION & ANALYSIS

Encumbered assets

In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:

	As at April 30, 2017
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$39,881	$–	$39,881	$–	$7,992	$31,889	$–
Deposits with financial institutions	10,996	–	10,996	–	110	10,886	–
Precious metals	8,534	–	8,534	–	119	8,415	–
Liquid securities:
Canadian government obligations	45,096	14,711	59,807	28,905	–	30,902	–
Foreign government obligations	48,381	49,279	97,660	70,552	–	27,108	–
Other liquid securities	63,356	68,673	132,029	84,654	–	47,375	–
Other securities	3,715	4,180	7,895	2,731	–	–	5,164
Loans classified as liquid assets:
NHA mortgage-backed securities	34,176	–	34,176	2,681	–	31,495	–
Call and short loans	2,172	–	2,172	–	–	2,172	–
Other loans	478,802	–	478,802	6,341	57,338	11,715	403,408
Other financial assets(4)	156,616	(93,661)	62,955	5,769	–	–	57,186
Non-financial assets	29,921	–	29,921	–	–	–	29,921
Total	$921,646	$43,182	$964,828	$201,633	$65,559	$201,957	$495,679

	As at October 31, 2016
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$35,396	$–	$35,396	$–	$7,917	$27,479	$–
Deposits with financial institutions	10,948	–	10,948	–	196	10,752	–
Precious metals	8,442	–	8,442	–	115	8,327	–
Liquid securities:
Canadian government obligations	45,825	12,482	58,307	27,187	–	31,120	–
Foreign government obligations	50,761	36,822	87,583	58,680	–	28,903	–
Other liquid securities	58,833	60,745	119,578	76,394	–	43,184	–
Other securities	5,007	4,149	9,156	3,615	–	–	5,541
Loans classified as liquid assets:
NHA mortgage-backed securities	33,072	–	33,072	1,993	–	31,079	–
Call and short loans	1,673	–	1,673	–	–	1,673	–
Other loans	464,840	–	464,840	5,934	60,311	11,596	386,999
Other financial assets(4)	151,916	(84,399)	67,517	5,316	–	–	62,201
Non-financial assets	29,553	–	29,553	–	–	–	29,553
Total	$896,266	$29,799	$926,065	$179,119	$68,539	$194,113	$484,294
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.
(3)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the Bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank’s secured funding programs.
(4)	Securities received as collateral against other financial assets are included within liquid securities and other securities.

As of April 30, 2017, total encumbered assets of the Bank were $267 billion (October 31, 2016 – $248 billion). Of the remaining $698 billion (October 31, 2016 – $678 billion) of unencumbered assets, $202 billion (October 31, 2016 – $194 billion) are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed above.

In some over-the-counter derivative contracts, the Bank would be required to post additional collateral or receive less collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. As at April 30, 2017, the potential adverse impact on derivatives collateral that would result from a one-notch or two-notch downgrade of the Bank’s rating below its lowest current rating, was $96 million or $343 million, respectively.

Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are used to hedge derivative positions in trading books or for hedging purposes are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.

Liquidity coverage ratio

The Liquidity Coverage Ratio measure (LCR) is based on a 30-day liquidity stress scenario, with assumptions defined in the OSFI Liquidity Adequacy Requirements (LAR) Guideline. The LCR is calculated as the ratio of high quality liquid assets (HQLA) to net cash outflows. The Bank is subject to a regulatory minimum LCR of 100%.

HQLA are defined in the LAR Guideline, and are grouped into three main categories, with varying haircuts applied to arrive at the amount included in the total weighted value in the table that follows.

The total weighted values for net cash outflows for the next 30 days are derived by applying the assumptions specified in the LAR Guideline to specific items, including loans, deposits, maturing debt, derivative transactions and commitments to extend credit.

24    Scotiabank Second Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table presents the Bank’s LCR for the quarter ended April 30, 2017, based on the average daily positions in the quarter.

For the quarter ended April 30, 2017 ($ millions)(1)	Total unweighted value (Average)(2)	Total weighted value (Average)(3)
High-quality liquid assets
Total high-quality liquid assets (HQLA)	*	$122,915

Cash outflows
Retail deposits and deposits from small business customers, of which:	$163,820	$11,096
Stable deposits	77,884	2,502
Less stable deposits	85,936	8,594
Unsecured wholesale funding, of which:	159,140	83,253
Operational deposits (all counterparties) and deposits in networks of cooperative banks	37,846	9,117
Non-operational deposits (all counterparties)	100,669	53,511
Unsecured debt	20,625	20,625
Secured wholesale funding	*	31,187
Additional requirements, of which:	179,136	39,017
Outflows related to derivative exposures and other collateral requirements	26,013	14,601
Outflows related to loss of funding on debt products	5,500	5,500
Credit and liquidity facilities	147,623	18,916
Other contractual funding obligations	2,988	1,765
Other contingent funding obligations(4)	434,434	7,103
Total cash outflows	*	$173,421

Cash inflows
Secured lending (e.g. reverse repos)	$131,927	$28,261
Inflows from fully performing exposures	20,272	12,923
Other cash inflows	34,378	34,378
Total cash inflows	$186,577	$75,562
		Total adjusted value(5)

Total HQLA	*	$122,915
Total net cash outflows	*	$97,859
Liquidity coverage ratio (%)	*	126%
For the quarter ended January 31, 2017 ($ millions)		Total adjusted value(5)

Total HQLA	*	$125,053
Total net cash outflows	*	$94,791
Liquidity coverage ratio (%)	*	132%
*	Disclosure is not required under regulatory guideline.
(1)	Based on the average of daily positions of the 61 business days in the quarter.
(2)	Unweighted values represent outstanding balances maturing or callable within the next 30 days.
(3)	Weighted values represent balances calculated after the application of HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guidelines.
(4)	Total unweighted values include uncommitted credit and liquidity facilities, guarantees and letters of credit, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows.
(5)	Total adjusted value represents balances calculated after the application of both haircuts and inflow and outflow rates and any applicable caps.

HQLA is substantially comprised of Level 1 assets (as defined in the LAR guideline), such as cash, deposits with central banks, central bank reserves available to the Bank in times of stress and securities with a 0% risk weight, as defined under OSFI Capital Adequacy guidelines.

The decrease in the Bank’s average LCR for the quarter ended April 30, 2017, versus the average of the previous quarter was attributable to normal business activity.

The Bank’s significant operating currencies are Canadian and U.S. dollars. The Bank monitors its significant currency exposures in accordance with its liquidity risk management framework and risk appetite.

Funding

The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuances.

Capital and personal deposits are key components of the Bank’s core funding and these amounted to $271 billion as at April 30, 2017 (October 31, 2016 – $266 billion). The increase since October 31, 2016, as a result of personal deposit growth and internal capital generation was partially offset by repurchases of common shares and redemptions of preferred shares. A portion of commercial deposits, particularly those of an operating or relationship nature, would be considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer-term wholesale debt issuances (original maturity over 1 year) of $140 billion (October 31, 2016 – $141 billion). Longer-term wholesale debt issuances include medium-term notes, deposit notes, mortgage securitizations, asset-backed securities and covered bonds.

The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in a country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.

From an overall funding perspective the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.

Scotiabank Second Quarter Report 2017    25

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The majority of these funds are sourced in Canadian and U.S. dollars. Where required, these funds are swapped to fund assets in different currencies. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, is managed centrally within the framework of policies and limits that are approved by the Board of Directors.

In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and markets is based on a number of factors, including relative cost and market capacity as well as an objective of maintaining a diversified mix of funding sources. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances, the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.

In Canada, the Bank raises short- and longer-term wholesale debt through the issuance of senior unsecured deposit notes. Additional longer-term wholesale debt may be generated through the Bank’s Canadian Debt and Equity Shelf, the securitization of Canadian insured residential mortgages through CMHC securitization programs (such as Canada Mortgage Bonds), uninsured residential mortgages through the Bank’s Covered Bond Program, unsecured personal lines of credit through the Hollis Receivables Term Trust II Shelf, retail credit card receivables through the Trillium Credit Card Trust II Shelf and retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program. While the Bank includes CMHC securitization programs in its view of wholesale debt issuance, this source of funding does not entail the run-off risk that can be experienced in funding raised from capital markets.

Outside of Canada, short-term wholesale debt is raised through the issuance of negotiable certificates of deposit in the United States, Hong Kong and Australia and the issuance of commercial paper in the United States. The Bank operates longer-term wholesale debt issuance registered programs in the United States, such as its SEC Registered Debt and Equity Shelf and non-registered programs, such as the securitization of retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program and the securitization of retail credit card receivables through the Trillium Credit Card Trust II Shelf. The Bank’s Covered Bond Program is listed with the U.K. Listing Authority, and the Bank may issue under the program in Europe, the United States, Australia and Switzerland. The Bank also raises longer-term funding across a variety of currencies through its Australian Medium Term Note Programme, European Medium Term Note Programme and Singapore Medium Term Note Programme. The Bank’s European Medium Term Note Programme is listed with the U.K. Listing Authority, Swiss Stock Exchange and the Tokyo Pro-Bond Market. The Bank’s Singapore Medium Term Note Programme is listed with the Singapore Exchange and the Taiwan Exchange.

The table below provides the remaining contractual maturities of funding raised through wholesale funding sources. In the Consolidated Statement of Financial Position, these liabilities are primarily included in Business and Government Deposits.

Wholesale funding sources(1)

	As at April 30, 2017
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposit by banks(2)	$2,492	$463	$73	$206	$255	$3,489	$128	$256	$–	$3,873
Bearer deposit notes, commercial paper and certificate of deposits	8,893	17,340	19,563	7,596	10,910	64,302	4,499	689	–	69,490
Asset-backed commercial paper(3)	2,909	4,671	1,295	–	–	8,875	–	–	–	8,875
Medium term notes and deposit notes	471	3,077	4,066	3,871	8,706	20,191	15,766	34,945	10,099	81,001
Asset-backed securities	–	9	17	1	120	147	1,813	1,766	381	4,107
Covered bonds	–	–	–	2,831	–	2,831	5,145	16,970	1,395	26,341
Mortgage securitization(4)	–	950	967	569	666	3,152	1,949	8,363	3,305	16,769
Subordinated debt(5)	–	–	–	–	–	–	–	200	8,718	8,918
Total wholesale funding sources	$14,765	$26,510	$25,981	$15,074	$20,657	$102,987	$29,300	$63,189	$23,898	$219,374

Of Which:
Unsecured funding	$11,856	$20,880	$23,702	$11,673	$19,871	$87,982	$20,393	$36,090	$18,817	$163,282
Secured funding	2,909	5,630	2,279	3,401	786	15,005	8,907	27,099	5,081	56,092

	As at October 31, 2016
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposit by banks(2)	$2,958	$571	$187	$148	$31	$3,895	$103	$149	$–	$4,147
Bearer deposit notes, commercial paper and certificate of deposits	11,434	16,838	25,324	8,181	7,357	69,134	3,151	333	–	72,618
Asset-backed commercial paper(3)	2,625	3,978	1,906	–	–	8,509	–	–	–	8,509
Medium term notes and deposit notes	1,573	5,700	4,576	3,681	3,962	19,492	21,935	31,195	7,576	80,198
Asset-backed securities	–	451	25	26	189	691	1,218	1,555	417	3,881
Covered bonds	–	3,353	2,707	–	–	6,060	3,413	19,160	1,381	30,014
Mortgage securitization(4)	–	1,376	663	950	1,063	4,052	2,102	7,834	3,782	17,770
Subordinated debt(5)	22	30	62	1	3	118	–	109	8,767	8,994
Total wholesale funding sources	$18,612	$32,297	$35,450	$12,987	$12,605	$111,951	$31,922	$60,335	$21,923	$226,131

Of Which:
Unsecured funding	$15,987	$23,139	$30,149	$12,011	$11,353	$92,639	$25,189	$31,786	$16,343	$165,957
Secured funding	2,625	9,158	5,301	976	1,252	19,312	6,733	28,549	5,580	60,174
(1)	Wholesale funding sources exclude repo transactions and bankers acceptances, which are disclosed in the contractual maturities table below. Amounts are based on remaining term to maturity.
(2)	Only includes commercial bank deposits raised by Group Treasury.
(3)	Wholesale funding sources also exclude asset-backed commercial paper (ABCP) issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(4)	Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of the Bank in its own name.
(5)	Although subordinated debentures are a component of regulatory capital, they are included in this table in accordance with EDTF recommended disclosures.

26    Scotiabank Second Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

Wholesale funding generally bears a higher risk of run-off in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $190 billion as at April 30, 2017 (October 31, 2016 – $183 billion) were well in excess of wholesale funding sources which mature in the next 12 months.

Contractual maturities

The table below provides the maturity of assets and liabilities as well as the off-balance sheet commitments as at April 30, 2017, based on the contractual maturity date. From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.

	As at April 30, 2017
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$41,304	$1,419	$505	$295	$278	$374	$491	$5	$14,740		$59,411
Trading assets	7,711	6,973	3,498	3,435	3,046	5,346	13,338	23,013	45,471		111,831
Financial instruments designated at fair value through profit or loss	–	–	235	–	–	–	16	–	–		251
Securities purchased under resale agreements and securities borrowed	76,829	18,080	4,064	1,570	1,100	–	–	–	–		101,643
Derivative financial instruments	2,332	2,546	1,646	2,038	858	3,976	7,945	16,300	–		37,641
Investment securities – available-for-sale	3,568	6,263	3,183	1,587	1,571	6,985	17,553	5,414	2,372		48,496
Investment securities – held-to-maturity	130	367	1,033	1,884	1,147	4,381	12,026	328	–		21,296
Loans	26,090	26,610	27,720	25,194	27,156	81,251	199,157	30,810	52,267		496,255
Residential mortgages	3,456	6,311	9,926	8,666	10,743	47,216	121,019	19,282	1,694	(1)	228,313
Personal and credit cards	3,839	2,457	3,264	3,008	2,808	11,197	20,079	4,928	49,711		101,291
Business and government	18,795	17,842	14,530	13,520	13,605	22,838	58,059	6,600	5,453	(2)	171,242
Allowance for credit losses	–	–	–	–	–	–	–	–	(4,591)		(4,591)
Customers’ liabilities under acceptances	8,432	1,692	90	71	93	–	–	–	–		10,378
Other assets	–	–	–	–	–	–	–	–	34,444		34,444
Total assets	$166,396	$63,950	$41,974	$36,074	$35,249	$102,313	$250,526	$75,870	$149,294		$921,646

Liabilities and equity
Deposits	$59,870	$51,588	$42,126	$27,933	$32,964	$48,248	$76,694	$14,504	$274,282		$628,209
Personal	7,140	6,715	7,318	8,608	7,750	15,603	14,167	523	134,180		202,004
Non-personal	52,730	44,873	34,808	19,325	25,214	32,645	62,527	13,981	140,102		426,205
Financial instruments designated at fair value through profit or loss	–	–	2	2	85	172	1,766	518	–		2,545
Acceptances	8,432	1,692	90	71	93	–	–	–	–		10,378
Obligations related to securities sold short	359	77	322	288	584	3,460	7,731	12,003	5,254		30,078
Derivative financial instruments	2,249	2,576	1,666	2,476	1,103	4,251	8,938	17,077	–		40,336
Obligations related to securities sold under repurchase agreements and securities lent	82,608	8,841	4,178	35	2	–	–	–	–		95,664
Subordinated debentures	–	–	–	–	–	–	–	7,621	–		7,621
Other liabilities	876	911	737	132	331	1,710	2,609	4,597	35,113		47,016
Total equity	–	–	–	–	–	–	–	–	59,799		59,799
Total liabilities and equity	$154,394	$65,685	$49,121	$30,937	$35,162	$57,841	$97,738	$56,320	$374,448		$921,646

Off-balance sheet commitments
Operating leases	$29	$59	$88	$84	$80	$303	$634	$562	$–		$1,839
Credit commitments(3)	2,328	17,869	13,325	13,081	18,013	20,845	93,515	15,003	–		193,979
Financial guarantees(4)	–	–	–	–	–	–	–	–	36,129		36,129
Outsourcing obligations	18	35	49	50	50	129	94	–	1		426
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

Scotiabank Second Quarter Report 2017    27

MANAGEMENT’S DISCUSSION & ANALYSIS

	As at October 31, 2016
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$37,703	$1,071	$320	$237	$1,198	$932	$537	$38	$12,750		$54,786
Trading assets	8,579	7,984	2,485	2,754	2,762	4,683	17,149	20,109	42,056		108,561
Financial instruments designated at fair value through profit or loss	–	–	–	–	205	–	16	–	–		221
Securities purchased under resale agreements and securities borrowed	70,343	13,250	6,156	1,541	839	–	–	–	–		92,129
Derivative financial instruments	2,311	3,041	1,210	1,218	900	3,694	9,986	19,297	–		41,657
Investment securities – available-for-sale	1,933	4,088	3,265	2,641	1,301	5,666	23,587	5,945	2,083		50,509
Investment securities – held-to-maturity	207	439	1,162	522	1,003	4,347	14,434	296	–		22,410
Loans	23,431	24,057	26,091	25,375	26,331	81,473	190,391	31,851	51,164		480,164
Residential mortgages	3,382	5,485	8,771	12,693	10,796	48,038	112,675	19,265	1,783	(1)	222,888
Personal and credit cards	2,790	2,484	2,902	3,154	2,777	10,277	20,914	5,813	48,391		99,502
Business and government	17,259	16,088	14,418	9,528	12,758	23,158	56,802	6,773	5,616	(2)	162,400
Allowance for credit losses	–	–	–	–	–	–	–	–	(4,626)		(4,626)
Customers’ liabilities under acceptances	9,899	1,816	248	9	6	–	–	–	–		11,978
Other assets	–	–	–	–	–	–	–	–	33,851		33,851
Total assets	$154,406	$55,746	$40,937	$34,297	$34,545	$100,795	$256,100	$77,536	$141,904		$896,266

Liabilities and equity
Deposits	$55,066	$59,091	$55,977	$24,792	$22,794	$50,504	$75,096	$13,125	$255,432		$611,877
Personal	6,944	8,892	9,131	7,392	6,501	15,206	16,317	549	128,370		199,302
Non-personal	48,122	50,199	46,846	17,400	16,293	35,298	58,779	12,576	127,062		412,575
Financial instruments designated at fair value through profit or loss	–	4	–	–	3	110	1,038	304	–		1,459
Acceptances	9,899	1,816	248	9	6	–	–	–	–		11,978
Obligations related to securities sold short	80	200	388	897	22	2,755	4,544	9,039	5,387		23,312
Derivative financial instruments	1,711	2,237	1,399	1,399	1,035	4,267	10,473	19,866	–		42,387
Obligations related to securities sold under repurchase agreements and securities lent	87,130	7,050	215	335	2,352	1	–	–	–		97,083
Subordinated debentures	–	–	–	–	–	–	–	7,633	–		7,633
Other liabilities	568	819	591	316	550	1,434	2,432	4,094	31,912		42,716
Total equity	–	–	–	–	–	–	–	–	57,821		57,821
Total liabilities and equity	$154,454	$71,217	$58,818	$27,748	$26,762	$59,071	$93,583	$54,061	$350,552		$896,266

Off-balance sheet commitments
Operating leases	$28	$60	$88	$85	$83	$291	$631	$536	$–		$1,802
Credit commitments(3)	5,081	5,170	12,498	15,381	20,870	15,723	93,842	5,680	–		174,245
Financial guarantees(4)	–	–	–	–	–	–	–	–	35,297		35,297
Outsourcing obligations	17	35	50	49	49	197	114	–	1		512
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

Credit ratings

Credit ratings are one of the factors that affect the Bank’s access to capital markets and borrowing costs, as well as the terms on which the Bank can conduct derivatives and hedging transactions and obtain related borrowings. The credit ratings and outlook that the rating agencies assign to the Bank are based on their own views and methodologies.

Subsequent to the quarter, on May 10, 2017, Moody’s downgraded the long-term ratings of all Canadian banks, citing concerns around expanding levels of private sector debt, which could increase the likelihood of weaker asset quality in the future. Moody’s downgraded the Bank’s long-term ratings by one notch to A1 from Aa3, while affirming the Bank’s short-term deposit rating of P-1.

The Bank continues to have strong credit ratings and is rated AA by DBRS, A1 by Moody’s, AA- by Fitch and A+ by Standard and Poor’s (S&P). Fitch and S&P have a stable outlook on the Bank. Meanwhile, DBRS and Moody’s continue to maintain their negative outlook for all Canadian banks citing the uncertainty around the federal government’s proposed new bail-in regime for senior unsecured debt, to reflect the greater likelihood that such debt may incur losses in the unlikely event of a distress scenario.

Capital Management

We continue to manage our capital in accordance with the capital management framework as described on pages 31 to 42 of the Bank’s 2016 Annual Report.

28    Scotiabank Second Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

Regulatory capital requirements under Basel III

We continue to monitor and prepare for new regulatory capital developments to ensure compliance with these requirements. There were no new OSFI requirements this quarter.

Capital ratios

The Bank’s various regulatory capital measures consist of the following:

	As at
	April 30 2017	January 31 2017	October 31 2016
($ millions)	All-in	All-in	All-in
Common Equity Tier 1 capital	$42,474	$40,540	$39,989
Tier 1 capital	47,048	45,247	45,066
Total regulatory capital	55,310	53,400	53,330
CET1 risk-weighted assets(1)	$374,876	$359,611	$364,048
Tier 1 risk-weighted assets(1)	375,148	359,942	364,504
Total risk-weighted assets(1)	375,366	360,208	364,894
Capital ratios (%):
Common Equity Tier 1 capital	11.3	11.3	11.0
Tier 1 capital ratio	12.5	12.6	12.4
Total capital ratio	14.7	14.8	14.6
Leverage:
Leverage exposures	$1,061,939	$1,005,757	$1,010,987
Leverage ratio (%)	4.4	4.5	4.5
(1)	CVA risk-weighted assets were calculated using scalars of 0.72, 0.77 and 0.81 to compute CET1, Tier 1 and Total capital ratios, respectively, in 2017 (October 31, 2016 – scalars of 0.64, 0.71 and 0.77).

The Bank’s Common Equity Tier 1 capital ratio was 11.3% this quarter as strong internal capital generation was offset by organic growth in risk-weighted assets and share buybacks under the Bank’s Normal Course Issuer Bid.

As at April 30, 2017, the CET1, Tier 1, Total capital and Leverage ratios were well above Basel III all-in minimum requirements.

Changes in regulatory capital

The Bank’s Common Equity Tier 1 capital was $42.5 billion, as at April 30, 2017, an increase of approximately $2.0 billion during the quarter, primarily from internal capital generation of $1.0 billion, and higher accumulated other comprehensive income of $1.6 billion, excluding the impact from cash flow hedges, partly offset by the Bank’s common share buybacks, net of share issuances, during the quarter of $0.5 billion.

The Bank’s Tier 1 and Total capital ratios declined marginally during the quarter due to the planned redemption of non-qualifying preferred shares of $230 million, which do not contain Basel III non-viability contingent capital (NVCC) provisions, and the impacts from foreign currency translation, partly offset by the net positive impacts to the Common Equity Tier 1 ratio.

Risk-weighted assets

CET1 risk-weighted assets (RWA) increased by $15.3 billion or 4.2% during the quarter to $374.9 billion, primarily due to the impact of a weaker Canadian dollar and organic growth in personal and business lending RWA, partly offset by lower RWA from market risk, counterparty credit risk and credit valuation adjustment (CVA) capital.

Normal Course Issuer Bid

On May 31, 2016, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved a normal course issuer bid (NCIB) pursuant to which it may repurchase for cancellation up to 12 million of the Bank’s common shares. This NCIB will terminate on June 1, 2017. On January 4, 2017 and March 17, 2017 the TSX approved amendments to the NCIB to allow the Bank to purchase common shares under the NCIB, including by private agreement or under a specific share repurchase program, respectively.

During the six months ended April 30, 2017, the Bank repurchased and cancelled 10 million common shares as part of the NCIB at a volume weighted average price of $71.00 per share for a total amount of $710 million, including 3 million common shares pursuant to a private agreement and 5.5 million common shares pursuant to a specific share repurchase program. Such purchases were in each case made from arm’s length third party sellers and at a discount to the prevailing market price of its common shares on the TSX at the time of the purchases.

On May 30, 2017, the Bank announced that OSFI and the TSX approved a NCIB pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares. Purchases under this NCIB may commence on June 2, 2017 and will terminate upon the earlier of: (i) the Bank purchasing the maximum number of common shares under the NCIB, (ii) the Bank providing a notice of termination, or (iii) June 1, 2018. On a quarterly basis, the Bank will notify OSFI prior to making purchases.

Common dividend

The Board of Directors, at its meeting on May 29, 2017, approved a dividend of 76 cents per share. This quarterly dividend is payable to shareholders of record as of July 4, 2017 on July 27, 2017.

Financial Instruments

Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section on page 16. The methods of determining the fair value of financial instruments are detailed on page 153 of the Bank’s 2016 Annual Report.

Scotiabank Second Quarter Report 2017    29

MANAGEMENT’S DISCUSSION & ANALYSIS

Management’s judgment on valuation inputs is necessary when observable market data is not available, and in the selection of appropriate valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded. During the quarter, changes in the fair value of financial instruments generally arose from normal economic, industry and market conditions.

Many financial instruments are traded products such as derivatives, and are generally transacted under industry standard International Swaps and Derivatives Association (ISDA) master netting agreements with counterparties, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way (only one party will ever post collateral) or bi-lateral (either party may post depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 73 of the Bank’s 2016 Annual Report).

Total derivative notional amounts were $4,059 billion as at April 30, 2017, compared to $3,758 billion as at January 31, 2017 and $3,895 billion as at October 31, 2016. The quarterly change was primarily due to the impact of foreign currency translation and an increase in volume of interest rate contracts. The total notional amount of over-the-counter derivatives was $3,768 billion (January 31, 2017 – $3,505 billion; October 31, 2016 – $3,666 billion), of which $2,185 billion were settled through central counterparties as at April 30, 2017 (January 31, 2017 – $1,972 billion; October 31, 2016 – $2,110 billion). The credit equivalent amount, after taking master netting arrangements into account, was $37.1 billion, compared to $32.8 billion at January 31, 2017. The increase was largely due to the impact of foreign currency translation and an overall increase in volume.

Selected credit instruments

A complete discussion of selected credit instruments which markets regarded as higher risk during the financial crisis was provided on page 46 of the Bank’s 2016 Annual Report. The Bank’s net exposures have substantially remained unchanged from year end.

Securitizations

During the quarter, the Bank securitized $1,129 million of its Canadian auto loan receivables through Securitized Term Auto Receivables Trust 2017-1 (START 2017-1), a Bank-sponsored structured entity that is consolidated. START 2017-1 issues multiple series of Class A notes to third-party investors and subordinated notes to the Bank, and the proceeds of such issuances are used to purchase a discrete pool of Canadian auto loan receivables from the Bank on a fully serviced basis. The sale of such pools does not qualify for derecognition and therefore the loan receivables continue to be recognized on the Consolidated Statement of Financial Position. Recourse of the noteholders is limited to the securitized loan receivables. The subordinated notes issued by START 2017-1, held by the Bank, of $69 million are eliminated upon consolidation.

Off-Balance Sheet Arrangements

In the normal course of business, the Bank enters into contractual arrangements that are either consolidated or not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: structured entities, securitizations and guarantees and other commitments.

No material contractual obligations were entered into this quarter by the Bank with the structured entities that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year.

For a complete discussion of these types of arrangements, please refer to pages 42 to 44 of the Bank’s 2016 Annual Report.

Structured entities

The Bank sponsors two Canadian multi-seller conduits that are not consolidated. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper.

Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits.

A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, in most cases, the Bank is not obliged to purchase defaulted assets.

The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $5.6 billion as at April 30, 2017 (October 31, 2016 – $5.8 billion). As at April 30, 2017, total commercial paper outstanding for these conduits was $4.0 billion (October 31, 2016 – $4.4 billion). Funded assets purchased and held by these conduits as at April 30, 2017, as reflected at original cost, were $4.0 billion (October 31, 2016 – $4.4 billion). The fair value of these assets approximates original cost. There has been no significant change in the composition or risk profile of these conduits since October 31, 2016.

Other off-balance sheet arrangements

Guarantees and other indirect commitments increased by 11% from October 31, 2016. The increase was due to higher volumes of undrawn commitments, and commitments in relation to secured lending activities. Fees from guarantees and loan commitment arrangements recorded as credit fees in non-interest income – banking were $142 million for the three months ended April 30, 2017, compared to $148 million in the previous quarter and $143 million in the previous year.

Regulatory Developments

The Bank continues to respond to global regulatory developments, such as capital and liquidity requirements under the Basel Committee on Banking Supervision global standards (Basel III), over-the-counter derivatives reform, consumer protection measures and specific financial reforms, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”). The Bank continues to monitor these and other developments and is working to ensure business impacts, if any, are minimized.

30    Scotiabank Second Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

Bank Recapitalization Regime

On June 22, 2016, the Federal Government passed legislation to implement a “bail-in” regime, in accordance with regulations to the Canada Deposit Insurance Corporation Act that have not yet been prescribed (the “CDIC Act Regulations”), for the largest six Canadian banks, including The Bank of Nova Scotia, designated as domestic systemically important banks (D-SIBs). This bail-in regime is aimed at ensuring that in the unlikely event of a failure of a D-SIB, it is the D-SIB’s shareholders and creditors (other than depositors) that are responsible for the institution’s risks and not taxpayers. The shares and liabilities that will be subject to conversion, as well as the terms and conditions of conversion, will be prescribed under the CDIC Act Regulations. D-SIBs would also be subject to minimum loss absorbency requirements to ensure they can withstand significant losses and emerge from a conversion well capitalized, as well as comprehensive disclosure and reporting requirements. The regime would apply only to eligible shares and liabilities issued after the implementation of the proposed regime with no retroactive application to existing debt. The proposed “bail-in” regime has not yet been finalized, much of the detail will be set out in the CDIC Act Regulations, and timing for implementation has yet to be determined, but these proposed changes could adversely impact the Bank’s cost of funding.

Dodd-Frank Act

The Dodd-Frank Act was enacted in the U.S. in July 2010. The Dodd-Frank Act contains many broad reforms impacting the financial services industry. The Bank is subject to a number of specific requirements, including, among other things, (i) mandatory clearing, trade reporting and registration of OTC derivative trading activities, (ii) heightened capital liquidity and prudential standards, such as the enhanced prudential standards and early remediation requirements under Sections 165 and 166 of the Dodd-Frank Act, (iii) mandatory risk retention rules, which became effective in December 2016, applicable to sponsors of asset-backed securities and securitizations and (iv) restrictions on proprietary trading, private equity and hedge fund activities, commonly known as the Volcker Rule. The Bank continues to devote resources necessary to ensure that it implements the requirements in compliance with all applicable regulations under the Dodd-Frank Act. An executive order was signed on February 3, 2017 requiring the Secretary of the Treasury to consult with the heads of the member agencies of the financial Stability Oversight Council and to provide recommendations, within 120 days, on scaling back financial rules. The executive order did not impact the current regulatory framework under Dodd Frank.

Over-The-Counter Derivatives Reform

Capital requirements for derivatives dealers are currently being considered by international regulators, and margin requirements for non-centrally cleared derivatives have been adopted in a number of jurisdictions, including Canada, Europe and the United States. In March 2015, the Basel Committee on Banking Supervision and the International Organization of Securities Commissions published a framework establishing minimum standards for margin requirements for non-centrally cleared derivatives for financial firms and systemically important non-financial entities (“BCBS Framework”). On February 29, 2016, the Office of the Superintendent of Financial Institutions (“OSFI”) issued the final version of Guideline E-22 to implement the BCBS Framework for federally regulated financial institutions. The Guideline is effective September 1, 2016 with compliance to be phased in over the next four years in accordance with the BCBS Framework, and the margin requirements are designed to be coordinated with the rules established in the U.S., the European Union and other relevant jurisdictions with respect to cross-border activities. Margin rules require the exchange of variation margin and initial margin, both of which are designed to secure performance of non-centrally cleared derivatives transactions between covered entities. The Bank became subject to variation margin rules beginning March 1, 2017 and initial margin rules beginning no earlier than September 1, 2018 and no later than September 1, 2019. In February 2017, various regulatory authorities including the Board of Governors of the Federal Reserve System, the CFTC, the European Supervisory Authorities and OSFI issued guidance concerning the implementation of their variation margin rules, affirming the importance of timely effectiveness while recognizing the operational challenges of achieving market-wide participation, especially with respect to smaller counterparty relationships. The Bank is continuing with its efforts to meet all obligations imposed by the variation margin rules in accordance with the guidance received from OSFI and other relevant supervisory authorities.

Automatic Exchange of Information – Organisation for Economic Co-operation and Development (OECD)

Under the initiative of the OECD, many countries have committed to automatic exchange of information relating to accounts held by tax residents of signatory countries, using a Common Reporting Standard (CRS). CRS was implemented in “early adopter” countries in January 2016, with other countries, including Canada agreeing to implementation in subsequent years, through the adoption of local legislation. Proposed legislation to implement the CRS in Canada was released by the Department of Finance on April 15, 2016. The Bank will meet all obligations imposed under the CRS, in accordance with local law, in all applicable jurisdictions in which it operates.

United Kingdom’s Membership in the European Union (Brexit)

On June 23, 2016, the United Kingdom (UK) held a referendum to decide on its membership in the European Union. The resulting vote was to leave the European Union. A formal notice of the UK Government’s intention to withdraw was provided to the European Council on March 29, 2017, triggering a two-year negotiation period during which the terms of the UK’s exit will be determined. Until those negotiations are concluded or the negotiation period expires, the UK will remain an EU Member State, subject to all EU legislation.

There are a number of uncertainties in connection with the future of the UK and its relationship with the European Union, until the terms and timing of the UK’s exit from the European Union are clearer, it is difficult to determine the potential longer term impact on the Bank. The UK’s exit from the European Union may result in significant changes in law, which may impact the Bank’s business, financial condition and results of operations and could adversely impact the Bank’s cost of funding in Europe. The Bank continually monitors developments to prepare for changes that have the potential to impact its operations in the UK and elsewhere in Europe.

Regulatory developments relating to liquidity

The Net Stable Funding Ratio (NSFR) is expected to become a minimum standard in OSFI’s liquidity framework. The NSFR is aimed at reducing structural funding risk by requiring banks to fund their activities with sufficiently stable sources of funding. OSFI has extended the implementation timeline of the NSFR to January 2019. The Bank is well positioned to meet these requirements.

Scotiabank Second Quarter Report 2017    31

MANAGEMENT’S DISCUSSION & ANALYSIS

Accounting Policies and Controls

Accounting policies and estimates

The condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The significant accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2016. Note 3 of the Bank’s consolidated financial statements in the 2016 Annual Report describes the Bank’s significant accounting policies.

Future accounting developments

There are no significant updates to the future accounting developments disclosed in Note 4 of the Bank’s audited consolidated financial statements in the 2016 Annual Report, other than the issuance of IFRS 17 subsequent to the quarter end.

IFRS 17 Insurance Contracts

On May 18, 2017, the IASB issued IFRS 17 Insurance Contracts, which provides a comprehensive principle-based framework for the measurement and presentation of all insurance contracts. The new standard will replace IFRS 4 Insurance Contracts and requires insurance contracts to be measured using current fulfillment cash flows and for revenue to be recognized as the service is provided over the coverage period. The standard is effective for the Bank on November 1, 2021. The Bank will assess the impact of adopting this new standard.

New regulatory developments

In March 2017 the Basel Committee on Banking Supervision (BCBS) issued the Pillar 3 disclosure requirements – consolidated and enhanced framework which builds on the revisions to the Pillar 3 disclosure published by the Committee in January 2015.

In March 2017, the BCBS also released its standard on the interim approach and transitional arrangements for the regulatory treatment of accounting provisions. In the standard, the BCBS clarified that it will retain its current treatment of provisions under both Standardized Approach and Advanced Internal Ratings Based frameworks during an interim period. Further, the BCBS allows local jurisdictions the option to choose whether to apply a transitional arrangement for the impact of IFRS 9 on regulatory capital. OSFI has not publicly issued its final guidance for the Canadian banks which will take effect from January 1, 2018. The Bank will assess the impact once OSFI’s guidance is issued.

In April 2017, OSFI issued a guideline indicating that all domestic systemically important banks are expected to implement the Revised Pillar 3 disclosure requirements for the reporting period ending October 31, 2018. We are awaiting OSFI’s guideline on the implementation of the Pillar 3 disclosure requirements – consolidated and enhanced framework.

Changes in internal control over financial reporting

There have been no changes in the Bank’s internal control over financial reporting during the three months ended April 30, 2017, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

Related party transactions

There were no changes to the Bank’s procedures and policies for related party transactions from those outlined in the Bank’s 2016 Annual Report. All transactions with related parties continued to be at market terms and conditions.

Economic Outlook

The global economy continues to improve. Strong macroeconomic data in many parts of the world confirm that growth is firming; similarly, confidence remains high and volatility low. Job growth is solid, there are signs that investment activity is picking up across a range of countries, and there is clear evidence of strengthening activity in the manufacturing sector, particularly in the U.S. and Canada. Greater business activity is leading to increased global trade across the world and, on the household side, motor-vehicle sales continue to reflect the strength of consumer finances and optimism.

The U.S. economy remains in a sweet spot of accelerating growth, moderate price pressures, improving labour markets, robust consumer demand, increasing manufacturing orders, and rising investment. Consumer confidence has reached its highest level since 2000 and purchasing manager indices are well into expansionary territory. If economic indicators in the U.S. remain as robust as we have seen in the last few months, the Fed may need to be more aggressive in its attempts to manage the economy.

The Canadian outlook has improved further as housing and consumption have surprised on the upside. Strong growth in the U.S., higher commodity prices, low interest rates, fiscal stimulus, and positive job numbers continue to be powerful drivers of growth. Investment in oil and gas production is showing renewed strength, but low economy-wide investment continues to hold back non-energy exports. Execution on public-infrastructure spending is ongoing, but at a more moderate pace than planned.

Important risks remain. The long-awaited recovery in investment may be further delayed by trade-related policy uncertainty in the U.S., even though we assess these risks to be receding. While we do not anticipate a major correction in key Canadian housing markets given the strength of fundamentals, there are clear downside risks. Inflationary pressures are less intense in Canada than in the U.S.; continued divergence of Canadian and U.S. monetary policies is likely to keep the Canadian dollar on the defensive against the greenback.

Amongst the Pacific Alliance Countries, the outlook for Mexico has substantially brightened since the beginning of the year as the economy has proven more resilient than previously expected to the possibility of international trade disruptions. In contrast, the mining and business sectors continue to struggle in Chile, while infrastructure delays and floods have hurt growth in Peru. Rebounds are expected in both Peru and Colombia during 2018 as reconstruction from natural disasters moves forward.

Growth in mainland Europe continues to strengthen and credit expansion is now at its strongest level since 2009; business and consumer confidence measures point to further acceleration ahead. Monetary policy will likely remain accommodative to sustain Europe’s momentum in the midst of a challenging political calendar. In the UK, rising inflation will likely continue to dampen growth, while uncertainty over the shape of Brexit negotiations remains ongoing.

In Asia, China started 2017 on a firmer footing, though the ongoing structural transformation of the economy will likely remain a drag on growth. Rising global demand and domestic policy support are together likely to push growth above trend in Japan, but a sustained acceleration still awaits more profound systemic reform.

32    Scotiabank Second Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

Share Data

As at April 30, 2017	Amount ($ millions)	Dividends declared per share(1)	Number outstanding (000s)		Conversion feature
Common shares(2)	$15,614	$0.76		1,201,865	n/a
Preferred shares
Preferred shares Series 17(3)	–	–		–	–
Preferred shares Series 18(4)(5)	187	0.209375		7,498	Series 19
Preferred shares Series 19(4)(5)	158	0.160188		6,302	Series 18
Preferred shares Series 20(4)(5)	201	0.225625		8,039	Series 21
Preferred shares Series 21(4)(5)	149	0.138313		5,961	Series 20
Preferred shares Series 22(4)(5)	234	0.239375		9,377	Series 23
Preferred shares Series 23(4)(5)	66	0.149563		2,623	Series 22
Preferred shares Series 30(4)(5)	154	0.113750		6,143	Series 31
Preferred shares Series 31(4)(5)	111	0.094563		4,457	Series 30
Preferred shares Series 32(4)(5)	279	0.128938		11,162	Series 33
Preferred shares Series 33(4)(5)	130	0.115495		5,184	Series 32
Preferred shares Series 34(4)(5)(6)	350	0.343750		14,000	Series 35
Preferred shares Series 36(4)(5)(6)	500	0.343750		20,000	Series 37
Preferred shares Series 38(4)(5)(6)	500	0.303125		20,000	Series 39

Trust securities	Amount ($ millions)	Distribution	Yield (%)		Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust(7 a,c,d)	$750	28.25		5.650	750
Scotiabank Tier 1 Securities – Series 2009-1 issued by Scotiabank Tier 1 Trust(7 b,c,d)	650	39.01		7.802	650

NVCC Subordinated debentures			Amount ($ millions)		Interest rate (%)
Subordinated debentures due March 2027				$1,250	2.58
Subordinated debentures due December 2025				750	3.37
Subordinated debentures due December 2025			US$	1,250	4.50

Options					Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares(2)(8)					16,963
(1)	Dividends declared as at May 30, 2017.
(2)	Dividends on common shares are paid quarterly, if and when declared. As at May 19, 2017, the number of outstanding common shares and options were 1,201,872 thousand and 16,950 thousand, respectively. The Board of Directors, at its meeting on May 29, 2017, approved a dividend of 76 cents per share payable to shareholders of record as of July 4, 2017 on July 27, 2017.
(3)	On April 26, 2017, the Bank redeemed all outstanding Non-cumulative Preferred shares Series 17 and paid a dividend of $0.350000 per share.
(4)	These preferred shares are entitled to non-cumulative preferential cash dividends payable quarterly. Refer to Note 23 of the Consolidated Financial Statements in the Bank’s 2016 Annual Report for further details.
(5)	These preferred shares have conversion features, subject to certain conditions. If converted, the holders have the option to convert back to the original preferred shares, subject to certain conditions on subsequent redemption dates. Refer to Note 23 of the Consolidated Financial Statements in the Bank’s 2016 Annual Report for further details.
(6)	These preferred shares contain Non-Viability Contingent Capital (NVCC) provisions necessary for the shares to qualify as Tier 1 regulatory capital under Basel III. Refer to Note 23 of the Consolidated Financial Statements in the Bank’s 2016 Annual Report and below for further details.
(7)(a)	On September 28, 2006, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities – Series 2006-1 (Scotia BaTS II Series 2006-1). The holders of Scotia BaTS II Series 2006-1 are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $28.25 per security. With regulatory approval, these securities may be redeemed in whole upon the occurrence of certain tax or regulatory capital changes, or in whole or in part on December 30, 2011 and on any distribution date thereafter at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series S of the Bank. The Series S shares will be entitled to cash dividends payable semi-annually in an amount of $0.4875 per $25.00 share. Refer to Note 23 in the Bank’s 2016 Annual Report for further details. Under the circumstances outlined in 7(c) below, the Scotia BaTS II Series 2006-1 would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series T of the Bank. The Series T shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.625 per $25.00 share. If there is an automatic exchange of the Scotia BaTS II Series 2006-1 into Preferred Shares Series T of the Bank, then the Bank would become the sole beneficiary of the Trust.
(7)(b)	On May 7, 2009, Scotiabank Tier 1 Trust issued 650,000 Scotiabank Tier 1 Securities Series 2009-1 (Scotia BaTS III Series 2009-1). Interest is payable semi-annually in an amount of $39.01 per Scotia BaTS III Series 2009-1 on the last day of June and December until June 30, 2019. Starting on June 30, 2019 and on every fifth anniversary thereafter until June 30, 2104, the interest rate on the Scotia BaTS III Series 2009-1 will be reset at an interest rate per annum equal to the then prevailing 5-year Government of Canada Yield plus 7.05%. On or after June 30, 2014, the Trust may, at its option redeem the Scotia BaTS III Series 2009-1, in whole or in part, subject to regulatory approval. Under the circumstances outlined in 7(c) below, the Scotia BaTS III Series 2009-1, including accrued and unpaid interest thereon, would be exchanged automatically without the consent of the holder, into newly issued Non-cumulative Preferred Shares Series R of the Bank. In addition, in certain circumstances, holders of Scotia BaTS III Series 2009-1 may be required to invest interest paid on the Scotia BaTS III Series 2009-1 in a series of newly-issued preferred shares of the Bank with non-cumulative dividends (each such series is referred to as Bank Deferral Preferred Shares). If there is an automatic exchange of the Scotia BaTS III Series 2009-1 into Preferred Shares Series R of the Bank, then the Bank would become the sole beneficiary of the Trust.
(7)(c)	The Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 may be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares of the Bank in the following circumstances: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank or its assets; (iii) the Bank has a Tier 1 Capital ratio of less than 5% or a Total Capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction.
(7)(d)	No cash distributions will be payable on the Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 in the event that the regular dividend is not declared on the Bank’s preferred shares and, if no preferred shares are outstanding, the Bank’s common shares. In such a circumstance the net distributable funds of the Trust will be payable to the Bank as the holder of the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions on the Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 in full, the Bank will not declare dividends of any kind on any of its preferred or common shares for a specified period of time. Refer to Note 23 of the Consolidated Financial Statements in the Bank’s 2016 Annual Report.
(8)	Included are 12,432 stock options with tandem stock appreciation rights (Tandem SAR) features.

Scotiabank Second Quarter Report 2017    33

MANAGEMENT’S DISCUSSION & ANALYSIS

NVCC provisions require the conversion of capital instruments into a variable number of common shares if OSFI announces that the Bank has ceased, or is about to cease, to be viable, or if a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent thereof without which the Bank would have been determined by OSFI to be non-viable. If such a conversion were to occur, NVCC preferred shares Series 34, Series 35, Series 36, Series 37, Series 38 and Series 39, if outstanding, would be converted into common shares pursuant to an automatic conversion formula defined as 100% times the share value of $25.00 plus declared and unpaid dividends divided by the conversion price. NVCC subordinated debentures due March 30, 2027, December 8, 2025, and December 16, 2025, would be converted into common shares pursuant to an automatic conversion formula defined as 150% of the par value plus accrued and unpaid interest divided by the conversion price. The conversion price is based on the greater of: (i) a floor price of $5.00 or, where applicable, the U.S. dollar equivalent of $5.00 (subject in each case to adjustments in certain events as set out in their respective prospectus supplements), and (ii) the current market price of the Bank’s common shares at the time of the trigger event (10-day weighted average). Based on the floor price, excluding the impact of accrued and unpaid interest (if any) and declared but unpaid dividends (if any), the maximum number of common shares issuable on conversion of the subordinated debentures and preferred shares would be 1,382 million common shares.

For further details on outstanding securities of the Bank, including convertibility features, refer to Notes 20, 23 and 25 of the Bank’s consolidated financial statements in the 2016 Annual Report.

Condensed Interim Consolidated Financial Statements (unaudited) TABLE OF CONTENTS

35	Condensed Interim Consolidated Financial Statements
40	Notes to the Condensed Interim Consolidated Financial Statements
	40	Note 1 - Reporting entity
	40	Note 2 - Basis of preparation
	40	Note 3 - Significant accounting policies
	40	Note 4 - Future accounting developments
	41	Note 5 - Cash and deposits with financial institutions
	41	Note 6 - Investment securities
	42	Note 7 - Derecognition of financial assets
	43	Note 8 - Impaired loans and allowance for credit losses
	46	Note 9 - Investments in associates

47	Note 10 - Deposits
47	Note 11 - Capital and financing transactions
48	Note 12 - Capital management
48	Note 13 - Share-based payments
48	Note 14 - Employee benefits
49	Note 15 - Operating segments
51	Note 16 - Non-interest income
51	Note 17 - Earnings per share
51	Note 18 - Financial instruments
59	Note 19 - Corporate income taxes
59	Note 20 - Business combinations
59	Note 21 - Events after the Consolidated Statement of Financial Position date

34    Scotiabank Second Quarter Report 2017

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		As at
(Unaudited) ($ millions)	Note	April 30 2017	January 31 2017	October 31 2016
Assets
Cash and deposits with financial institutions	5	$50,877	$48,429	$46,344
Precious metals		8,534	7,198	8,442
Trading assets
Securities		90,505	88,360	87,287
Loans		18,895	16,664	19,421
Other		2,431	1,494	1,853
		111,831	106,518	108,561
Financial instruments designated at fair value through profit or loss		251	236	221
Securities purchased under resale agreements and securities borrowed		101,643	97,327	92,129
Derivative financial instruments		37,641	34,963	41,657
Investment securities	6	69,792	72,721	72,919
Loans
Residential mortgages		228,313	224,085	222,888
Personal and credit cards		101,291	98,210	99,502
Business and government		171,242	159,566	162,400
		500,846	481,861	484,790
Allowance for credit losses	8(b)	4,591	4,508	4,626
		496,255	477,353	480,164
Other
Customers’ liability under acceptances		10,378	11,185	11,978
Property and equipment		2,355	2,275	2,520
Investments in associates	9	4,523	4,262	4,299
Goodwill and other intangible assets		12,285	12,056	12,141
Deferred tax assets		1,933	1,795	2,021
Other assets		13,348	10,674	12,870
		44,822	42,247	45,829
Total assets		$921,646	$886,992	$896,266
Liabilities
Deposits
Personal	10	$202,004	$199,145	$199,302
Business and government	10	379,015	363,972	372,303
Financial institutions	10	47,190	41,581	40,272
		628,209	604,698	611,877
Financial instruments designated at fair value through profit or loss		2,545	1,681	1,459
Other
Acceptances		10,378	11,185	11,978
Obligations related to securities sold short		30,078	26,381	23,312
Derivative financial instruments		40,336	39,257	42,387
Obligations related to securities sold under repurchase agreements and securities lent		95,664	100,837	97,083
Subordinated debentures		7,621	7,507	7,633
Other liabilities		47,016	37,614	42,716
		231,093	222,781	225,109
Total liabilities		861,847	829,160	838,445
Equity
Common equity
Common shares	11	15,614	15,625	15,513
Retained earnings		36,234	35,653	34,752
Accumulated other comprehensive income		3,141	1,589	2,240
Other reserves		126	139	152
Total common equity		55,115	53,006	52,657
Preferred shares	11	3,019	3,249	3,594
Total equity attributable to equity holders of the Bank		58,134	56,255	56,251
Non-controlling interests in subsidiaries		1,665	1,577	1,570
Total equity		59,799	57,832	57,821
Total liabilities and equity		$921,646	$886,992	$896,266

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Second Quarter Report 2017    35

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

		For the three months ended			For the six months ended
(Unaudited) ($ millions)	Note	April 30 2017	January 31 2017	April 30 2016	April 30 2017	April 30 2016
Revenue Interest income
Loans		$5,300	$5,246	$5,031	$10,546	$10,053
Securities		357	333	303	690	570
Securities purchased under resale agreements and securities borrowed		72	55	38	127	77
Deposits with financial institutions		105	94	101	199	189
		5,834	5,728	5,473	11,562	10,889
Interest expense
Deposits		1,851	1,849	1,675	3,700	3,257
Subordinated debentures		58	58	57	116	118
Other		197	178	223	375	477
		2,106	2,085	1,955	4,191	3,852
Net interest income		3,728	3,643	3,518	7,371	7,037
Non-interest income
Banking	16	943	973	889	1,916	1,794
Wealth management	16	853	843	800	1,696	1,627
Underwriting and other advisory		140	143	143	283	222
Non-trading foreign exchange		148	142	138	290	273
Trading revenues		181	503	354	684	645
Net gain on sale of investment securities		87	80	165	167	295
Net income from investments in associated corporations		98	99	98	197	200
Insurance underwriting income, net of claims		151	162	146	313	300
Other		252	280	343	532	566
		2,853	3,225	3,076	6,078	5,922
Total revenue		6,581	6,868	6,594	13,449	12,959
Provision for credit losses		587	553	752	1,140	1,291
		5,994	6,315	5,842	12,309	11,668
Non-interest expenses
Salaries and employee benefits		1,838	1,879	1,704	3,717	3,524
Premises and technology		603	594	545	1,197	1,090
Depreciation and amortization		188	187	169	375	328
Communications		112	113	113	225	225
Advertising and business development		133	128	139	261	281
Professional		173	158	161	331	310
Business and capital taxes		107	111	100	218	210
Other		447	519	886	966	1,417
		3,601	3,689	3,817	7,290	7,385
Income before taxes		2,393	2,626	2,025	5,019	4,283
Income tax expense		332	617	441	949	885
Net income		$2,061	$2,009	$1,584	$4,070	$3,398
Net income attributable to non-controlling interests in subsidiaries		64	61	61	125	117
Net income attributable to equity holders of the Bank		1,997	1,948	1,523	3,945	3,281
Preferred shareholders		32	39	34	71	62
Common shareholders		$1,965	$1,909	$1,489	$3,874	$3,219
Earnings per common share (in dollars)
Basic	17	$1.63	$1.58	$1.24	$3.21	$2.68
Diluted	17	$1.62	$1.57	$1.23	$3.19	$2.66
Dividends paid per common share (in dollars)		$0.76	$0.74	$0.72	$1.50	$1.42

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

36    Scotiabank Second Quarter Report 2017

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30 2017	January 31 2017	April 30 2016	April 30 2017	April 30 2016
Net income	$2,061	$2,009	$1,584	$4,070	$3,398
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	2,622	(1,577)	(4,032)	1,045	(1,886)
Net gains (losses) on hedges of net investments in foreign operations	(932)	520	1,512	(412)	609
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	18	(14)	(36)	4	(19)
Net gains (losses) on hedges of net investments in foreign operations	(234)	127	400	(107)	161
	1,906	(1,170)	(2,884)	736	(1,419)
Net change in unrealized gains (losses) on available-for-sale securities:
Net unrealized gains (losses) on available-for-sale securities	327	(389)	(34)	(62)	34
Reclassification of net (gains) losses to net income(1)	(185)	322	52	137	(259)
Income tax expense (benefit):
Net unrealized gains (losses) on available-for-sale securities	84	(96)	(10)	(12)	13
Reclassification of net (gains) losses to net income	(47)	78	11	31	(77)
	105	(49)	17	56	(161)
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	1,608	(911)	(1,254)	697	(88)
Reclassification of net (gains) losses to net income	(1,687)	752	1,605	(935)	580
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	422	(241)	(326)	181	(19)
Reclassification of net (gains) losses to net income	(442)	198	418	(244)	148
	(59)	(116)	259	(175)	363
Other comprehensive income from investments in associates	20	1	17	21	30
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	(456)	910	(34)	454	(634)
Income tax expense (benefit)	(120)	244	(8)	124	(166)
	(336)	666	(26)	330	(468)
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	(11)	(3)	(20)	(14)	(15)
Income tax expense (benefit)	(2)	(1)	(6)	(3)	(5)
	(9)	(2)	(14)	(11)	(10)
Other comprehensive income (loss) from investments in associates	–	1	–	1	(10)
Other comprehensive income (loss)	1,627	(669)	(2,631)	958	(1,675)
Comprehensive income (loss)	$3,688	$1,340	$(1,047)	$5,028	$1,723
Comprehensive income (loss) attributable to non-controlling interests	139	43	6	182	72
Comprehensive income (loss) attributable to equity holders of the Bank	3,549	1,297	(1,053)	4,846	1,651
Preferred shareholders	32	39	34	71	62
Common shareholders	$3,517	$1,258	$(1,087)	$4,775	$1,589
(1)	Includes amounts related to qualifying hedges.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Second Quarter Report 2017    37

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)
(Unaudited) ($ millions)	Common shares	Retained earnings(1)	Foreign currency translation	Available- for-sale securities	Cash flow hedges	Other(2)	Other reserves(3)	Total common equity	Preferred shares	Total common and preferred equity	Non- controlling interests in subsidiaries		Total
Balance as at November 1, 2016	$15,513	$34,752	$3,055	$14	$264	$(1,093)	$152	$52,657	$3,594	$56,251	$1,570		$57,821
Net income	–	3,874	–	–	–	–	–	3,874	71	3,945	125		4,070
Other comprehensive income (loss)	–	–	684	54	(176)	339	–	901	–	901	57		958
Total comprehensive income	$–	$3,874	$684	$54	$(176)	$339	$–	$4,775	$71	$4,846	$182		$5,028
Shares issued	231	–	–	–	–	–	(32)	199	–	199	–		199
Shares repurchased/redeemed	(130)	(580)	–	–	–	–	–	(710)	(575)	(1,285)	–		(1,285)
Common dividends paid	–	(1,810)	–	–	–	–	–	(1,810)	–	(1,810)	–		(1,810)
Preferred dividends paid	–	–	–	–	–	–	–	–	(71)	(71)	–		(71)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	–	–	(87)		(87)
Share-based payments	–	–	–	–	–	–	6	6	–	6	–		6
Other	–	(2)	–	–	–	–	–	(2)	–	(2)	–		(2)
Balance as at April 30, 2017	$15,614	$36,234	$3,739	$68	$88	$(754)	$126	$55,115	$3,019	$58,134	$1,665		$59,799

Balance as at November 1, 2015	$15,141	$31,316	$2,633	$194	$7	$(379)	$173	$49,085	$2,934	$52,019	$1,460		$53,479
Net income	–	3,219	–	–	–	–	–	3,219	62	3,281	117		3,398
Other comprehensive income (loss)	–	–	(1,371)	(164)	363	(458)	–	(1,630)	–	(1,630)	(45)		(1,675)
Total comprehensive income	$–	$3,219	$(1,371)	$(164)	$363	$(458)	$–	$1,589	$62	$1,651	$72		$1,723
Shares issued	72	–	–	–	–	–	(8)	64	850	914	–		914
Shares repurchased/redeemed	(19)	(61)	–	–	–	–	–	(80)	(345)	(425)	–		(425)
Common dividends paid	–	(1,708)	–	–	–	–	–	(1,708)	–	(1,708)	–		(1,708)
Preferred dividends paid	–	–	–	–	–	–	–	–	(62)	(62)	–		(62)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	–	–	(81)		(81)
Share-based payments	–	–	–	–	–	–	6	6	–	6	–		6
Other	–	(9)	–	–	–	–	–	(9)	–	(9)	(11	)(4)	(20)
Balance as at April 30, 2016	$15,194	$32,757	$1,262	$30	$370	$(837)	$171	$48,947	$3,439	$52,386	$1,440		$53,826
(1)	Includes undistributed retained earnings of $64 (April 30, 2016 –$60) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Includes Share from associates, Employee benefits and Own credit risk.
(3)	Represents amounts on account of share-based payments (refer to Note 13).
(4)	Includes changes to non-controlling interests arising from business combinations and other.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

38    Scotiabank Second Quarter Report 2017

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended		For the six months ended
Sources (uses) of cash flows	April 30 2017	April 30 2016	April 30 2017	April 30 2016
Cash flows from operating activities
Net income	$2,061	$1,584	$4,070	$3,398
Adjustment for:
Net interest income	(3,728)	(3,518)	(7,371)	(7,037)
Depreciation and amortization	188	169	375	328
Provision for credit losses	587	752	1,140	1,291
Equity-settled share-based payment expense	1	1	6	6
Net gain on sale of investment securities	(87)	(165)	(167)	(295)
Net gain on disposition of business	–	(116)	–	(116)
Net income from investments in associated corporations	(98)	(98)	(197)	(200)
Income tax expense	332	441	949	885
Restructuring charge	–	378	–	378
Changes in operating assets and liabilities:
Trading assets	(1,314)	(3,309)	(1,200)	(5,160)
Securities purchased under resale agreements and securities borrowed	(521)	(14,725)	(7,791)	(20,044)
Loans	(9,919)	(5,296)	(13,614)	(14,456)
Deposits	8,059	8,737	11,783	20,684
Obligations related to securities sold short	2,636	(48)	6,097	2,924
Obligations related to securities sold under repurchase agreements and securities lent	(9,231)	20,255	(3,149)	29,243
Net derivative financial instruments	(884)	3,231	2,052	1,302
Other, net(1)	3,572	(8,790)	1,694	(2,940)
Dividends received	953	153	1,092	587
Interest received	5,747	5,098	11,422	10,072
Interest paid	(1,929)	(1,761)	(4,167)	(3,801)
Income tax paid	(406)	(461)	(969)	(876)
Net cash from/(used in) operating activities	(3,981)	2,512	2,055	16,173
Cash flows from investing activities
Interest-bearing deposits with financial institutions	332	7,796	(1,811)	11,325
Purchase of investment securities	(13,304)	(29,623)	(30,749)	(58,073)
Proceeds from sale and maturity of investment securities	18,811	19,290	34,517	32,203
Acquisition/sale of subsidiaries, associated corporations or business units, net of cash acquired	–	693	–	(1,050)
Property and equipment, net of disposals	5	(32)	180	(124)
Other, net	(277)	373	(258)	144
Net cash from/(used in) investing activities	5,567	(1,503)	1,879	(15,575)
Cash flows from financing activities
Proceeds from issue of subordinated debentures	–	–	–	2,465
Redemption/repayment of subordinated debentures	–	(19)	–	(1,019)
Proceeds from common shares issued	93	26	231	72
Proceeds from preferred shares issued	–	500	–	850
Redemption of preferred shares	(230)	(345)	(575)	(345)
Common shares purchased for cancellation	(572)	(15)	(710)	(80)
Cash dividends paid	(947)	(899)	(1,881)	(1,770)
Distributions to non-controlling interests	(51)	(42)	(87)	(81)
Other, net(1)	581	(271)	859	(162)
Net cash from/(used in) financing activities	(1,126)	(1,065)	(2,163)	(70)
Effect of exchange rate changes on cash and cash equivalents	372	(435)	179	(235)
Net change in cash and cash equivalents	832	(491)	1,950	293
Cash and cash equivalents at beginning of period(2)	7,973	7,508	6,855	6,724
Cash and cash equivalents at end of period(2)	$8,805	$7,017	$8,805	$7,017
(1)	Certain comparative amounts have been restated to conform with current period presentation.
(2)	Represents cash and non-interest-bearing deposits with financial institutions (refer to Note 5).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Second Quarter Report 2017    39

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

1.	Reporting entity

The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I Bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2.	Basis of preparation

Statement of compliance

These condensed interim consolidated financial statements of the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act. Section 308 states that except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with IFRS.

These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) and do not include all of the information required for full annual financial statements. These condensed interim consolidated financial statements should be read in conjunction with the Bank’s annual audited consolidated financial statements for the year ended October 31, 2016.

The condensed interim consolidated financial statements for the quarter ended April 30, 2017 have been approved by the Board of Directors for issue on May 30, 2017.

Basis of measurement

The condensed interim consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

•	Financial assets and liabilities held-for-trading

•	Financial assets and liabilities designated at fair value through profit or loss

•	Derivative financial instruments

•	Available-for-sale investment securities

Functional and presentation currency

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.

Use of estimates and judgments

The preparation of financial statements, in conformity with IFRS, requires management to make estimates, apply judgments and make assumptions that affect the reported amount of assets and liabilities at the date of the condensed interim consolidated financial statements, and income and expenses during the reporting period. Estimates made by management are based on historical experience and other assumptions that are believed to be reasonable. Key areas where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments (including derivatives), corporate income taxes, employee benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of investment securities, impairment of non-financial assets and derecognition of financial assets and liabilities. While management makes its best estimates and assumptions, actual results could differ from these estimates and assumptions.

3.	Significant accounting policies

These condensed interim consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2016. The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2016. Note 3 of the Bank’s consolidated financial statements in the 2016 Annual Report describes the Bank’s significant accounting policies.

4.	Future accounting developments

There are no significant updates to the future accounting developments disclosed in Note 4 of the Bank’s audited consolidated financial statements in the 2016 Annual Report, other than the issuance of IFRS 17 subsequent to the quarter end.

IFRS 17 Insurance Contracts

On May 18, 2017, the IASB issued IFRS 17 Insurance Contracts, which provides a comprehensive principle-based framework for the measurement and presentation of all insurance contracts. The new standard will replace IFRS 4 Insurance Contracts and requires insurance contracts to be measured using current fulfillment cash flows and for revenue to be recognized as the service is provided over the coverage period. The standard is effective for the Bank on November 1, 2021. The Bank will assess the impact of adopting this new standard.

40    Scotiabank Second Quarter Report 2017

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

5.	Cash and deposits with financial institutions

	As at
($ millions)	April 30 2017	January 31 2017	October 31 2016
Cash and non-interest-bearing deposits with financial institutions	$8,805	$7,973	$6,855
Interest-bearing deposits with financial institutions	42,072	40,456	39,489
Total	$50,877	$48,429	$46,344

The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amounted to $8,390 million (January 31, 2017 – $7,133 million; October 31, 2016 – $7,616 million).

6.	Investment securities

Investment securities include available-for-sale securities of $48,496 million (January 31, 2017 – $51,211 million; October 31, 2016 – $50,509 million) and held-to-maturity securities of $21,296 million (January 31, 2017 – $21,510 million; October 31, 2016 – $22,410 million).

a) An analysis of unrealized gains and losses on available-for-sale securities is as follows:

	As at April 30, 2017
($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$11,958	$176	$28	$12,106
Canadian provincial and municipal debt	4,122	22	13	4,131
U.S. treasury and other U.S. agency debt	6,146	–	75	6,071
Other foreign government debt	17,976	48	33	17,991
Other debt	5,791	42	8	5,825
Preferred shares	408	1	116	293
Common shares	1,774	353	48	2,079
Total available-for-sale securities	$48,175	$642	$321	$48,496

	As at January 31, 2017
($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$12,712	$104	$59	$12,757
Canadian provincial and municipal debt	4,408	16	35	4,389
U.S. treasury and other U.S. agency debt	8,955	8	89	8,874
Other foreign government debt	17,265	39	42	17,262
Other debt	5,487	35	18	5,504
Preferred shares	410	1	128	283
Common shares	1,932	274	64	2,142
Total available-for-sale securities	$51,169	$477	$435	$51,211

	As at October 31, 2016
($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$13,347	$280	$6	$13,621
Canadian provincial and municipal debt	3,469	33	10	3,492
U.S. treasury and other U.S. agency debt	10,050	53	26	10,077
Other foreign government debt	15,490	62	21	15,531
Other debt	5,650	59	4	5,705
Preferred shares	414	10	160	264
Common shares	1,634	243	58	1,819
Total available-for-sale securities	$50,054	$740	$285	$50,509

The net unrealized gain on available-for-sale securities of $321 million (January 31, 2017 – $42 million; October 31, 2016 – $455 million) decreases to a net unrealized gain of $101 million (January 31, 2017 – loss of $41 million; October 31, 2016 – gain of $26 million) after the impact of qualifying hedges is taken into account. The net unrealized gain on available-for-sale securities is recorded in accumulated other comprehensive income.

b) An analysis of the fair value and carrying value of held-to-maturity securities is presented below:

	Fair value as at			Carrying value as at
($ millions)	April 30 2017	January 31 2017	October 31 2016	April 30 2017	January 31 2017	October 31 2016
Canadian federal and provincial government issued or guaranteed debt	$6,181	$6,094	$6,207	$6,186	$6,119	$6,171
U.S. treasury and other U.S. agency debt	4,715	4,490	4,672	4,700	4,479	4,616
Other foreign government debt	3,115	2,894	2,901	3,131	2,915	2,898
Corporate debt	7,299	7,993	8,787	7,279	7,997	8,725
Total held-to-maturity securities	$21,310	$21,471	$22,567	$21,296	$21,510	$22,410

Scotiabank Second Quarter Report 2017    41

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

7.	Derecognition of financial assets

Securitization of residential mortgage loans

The Bank securitizes fully insured residential mortgage loans, Bank originated and others, through the creation of mortgage backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity under the Canada Mortgage Bond (CMB) program, and/or to third-party investors. The Trust issues securities to third-party investors.

The sale of mortgages under the above program does not meet the derecognition requirements, as the Bank retains the pre-payment and interest rate risks associated with the mortgages, which represents substantially all the risk and rewards associated with the transferred assets.

The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.

The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

	As at
($ millions)	April 30 2017(1)	January 31 2017(1)	October 31 2016(1)
Assets
Carrying value of residential mortgage loans	$17,614	$17,264	$17,570
Other related assets(2)	2,497	2,454	3,102
Liabilities
Carrying value of associated liabilities	$19,345	$19,111	$19,836
(1)	The fair value of the transferred assets is $19,772 (January 31, 2017 – $19,809; October 31, 2016 – $20,776) and the fair value of the associated liabilities is $20,011 (January 31, 2017 – $19,532; October 31, 2016 – $20,493) for a net position of $(239) (January 31, 2017 – $277; October 31, 2016 – $283).
(2)	These include cash held in trust and trust permitted investment assets acquired as part of the principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

Securitization of personal lines of credit, credit cards and auto loans

The Bank securitizes a portion of its unsecured personal lines of credit, credit card and auto loan receivables through consolidated structured entities. These receivables continue to be recognized on the Consolidated Statement of Financial Position as personal and credit cards loans.

During the quarter, the Bank securitized $1,129 million of its Canadian auto loan receivables through Securitized Term Auto Receivables Trust 2017-1 (START 2017-1), a Bank-sponsored consolidated structured entity. As at April 30, 2017, US $672 million ($918 million Canadian dollars) START 2017-1 Class A notes were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position. As at April 30, 2017, assets pledged in relation to these notes were Canadian auto loan receivables denominated in Canadian dollars of $1,026 million.

Securities sold under repurchase agreements and securities lent

The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred securities remain on the Consolidated Statement of Financial Position along with the cash collateral received from the counterparty that is classified as deposit liabilities.

The following table provides the carrying amount of the transferred assets and the associated liabilities:

	As at
($ millions)	April 30 2017(1)	January 31 2017(1)	October 31 2016(1)
Carrying value of securities associated with:
Repurchase agreements(2)	$87,151	$91,608	$87,402
Securities lending agreements	42,504	37,823	38,668
Total	129,655	129,431	126,070
Carrying value of associated liabilities(3)	$95,664	$100,837	$97,033
(1)	The fair value of transferred assets is $129,655 (January 31, 2017 – $129,431; October 31, 2016 – $126,070) and the fair value of the associated liabilities is $95,664 (January 31, 2017 – $100,837; October 31, 2016 – $97,033), for a net position of $33,991 (January 31, 2017 – $28,594; October 31, 2016 –$29,037).
(2)	Does not include over-collateralization of assets pledged.
(3)	Liabilities for securities lending arrangements only include amounts related to cash collateral received. In most cases, securities are received as collateral.

42    Scotiabank Second Quarter Report 2017

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

8.	Impaired loans and allowance for credit losses

(a)	Impaired loans(1)(2)(3)

					As at April 30, 2017
($ millions)					Gross impaired loans	Allowance for credit losses		Net
Residential mortgages					$1,528	$389	(4)	$1,139
Personal and credit cards					1,720	1,658	(4)	62
Business and government					2,178	869	(5)	1,309
Total					$5,426	$2,916		$2,510
By geography:
Canada								$385
United States								162
Mexico								100
Peru								297
Chile								297
Colombia								219
Other international								1,050
Total								$2,510

	As at
	January 31, 2017				October 31, 2016
($ millions)	Gross impaired loans	Allowance for credit losses		Net	Gross impaired loans	Allowance for credit losses		Net
Residential mortgages	$1,535	$383	(4)	$1,152	$1,608	$458	(4)	$1,150
Personal and credit cards	1,642	1,553	(4)	89	1,622	1,596	(4)	26
Business and government	2,072	897	(5)	1,175	2,164	894	(5)	1,270
Total	$5,249	$2,833		$2,416	$5,394	$2,948		$2,446
By geography:
Canada				$470				$435
United States				150				163
Mexico				84				86
Peru				271				263
Chile				270				262
Colombia				155				142
Other international				1,016				1,095
Total				$2,416				$2,446
(1)	Interest income recognized on impaired loans during the three months ended April 30, 2017 was $5 (January 31, 2017 –$4; October 31, 2016 – $4).
(2)	Additional interest income of approximately $97 would have been recorded if the above loans had not been classified as impaired (January 31, 2017 – $89; October 31, 2016 – $93).
(3)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico. For the loans where the guarantee has expired, the total amount of loans considered impaired is $74 (January 31, 2017 –$76; October 31, 2016 – $94).
(4)	Allowance for credit losses for residential mortgages and personal and credit card loans is assessed on a collective basis.
(5)	Allowance for credit losses for business and government loans is individually assessed.

Scotiabank Second Quarter Report 2017    43

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(b)	Allowance for credit losses

	As at and for the six months ended April 30, 2017
($ millions)	Balance at beginning of year	Write-offs	Recoveries	Provision for credit losses	Other, including foreign currency adjustment	Balance at end of period
Individual	$894	$(246)	$37	$166	$18	$869
Collective	3,498	(1,340)	298	974	43	3,473
Total before loans acquired under FDIC guarantee	4,392	(1,586)	335	1,140	61	4,342
Loans acquired under FDIC guarantee(1)	234	(2)	12	–	5	249
Total allowances	$4,626	$(1,588)	$347	$1,140	$66	$4,591

	As at and for the three months ended January 31, 2017
($ millions)	Balance at beginning of year	Write-offs	Recoveries	Provision for credit losses	Other, including foreign currency adjustment	Balance at end of period
Individual	$894	$(62)	$19	$75	$(29)	$897
Collective	3,498	(682)	118	476	(33)	3,377
Total before loans acquired under FDIC guarantee	4,392	(744)	137	551	(62)	4,274
Loans acquired under FDIC guarantee(1)	234	–	5	2	(7)	234
Total allowances	$4,626	$(744)	$142	$553	$(69)	$4,508

	As at and for the twelve months ended October 31, 2016
($ millions)	Balance at beginning of year	Write-offs	Recoveries	Provision for credit losses	Other, including foreign currency adjustment	Balance at end of year
Individual	$717	$(428)	$40	$585	$(20)	$894
Collective	3,260	(2,151)	542	1,827	20	3,498
Total before loans acquired under FDIC guarantee	3,977	(2,579)	582	2,412	–	4,392
Loans acquired under FDIC guarantee(1)	220	(9)	18	–	5	234
Total allowances	$4,197	$(2,588)	$600	$2,412	$5	$4,626

Represented by:

	As at
($ millions)	April 30 2017	January 31 2017	October 31 2016
Allowance against impaired loans	$2,916	$2,833	$2,948
Allowance against performing loans(2)	1,426	1,441	1,444
Total before loans acquired under FDIC guarantee	4,342	4,274	4,392
Loans acquired under FDIC guarantee(1)	249	234	234
	$4,591	$4,508	$4,626
(1)	This represents the gross amount of allowance for credit losses as the receivable from FDIC is separately recorded in other assets.
(2)	The allowance against performing loans is attributable to business and government loans $632 (January 31, 2017 – $640; October 31, 2016 – $662) with the remainder allocated to personal and credit card loans $703 (January 31, 2017 – $695; October 31, 2016 – $662) and residential mortgages $91 (January 31, 2017 – $106; October 31, 2016 – $120).

44    Scotiabank Second Quarter Report 2017

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(c)	Loans acquired under FDIC guarantee

	As at April 30, 2017
($ millions)	Non-single family loans	Single family home loans	Total
R-G Premier Bank
Unpaid principal balance	$325	$1,855	$2,180
Fair value adjustments	141	(175)	(34)
Net carrying value	466	1,680	2,146
Allowance for credit losses	(153)	(96)	(249)
	$313	$1,584	$1,897

	As at January 31, 2017
($ millions)	Non-single family loans	Single family home loans	Total
R-G Premier Bank
Unpaid principal balance	$320	$1,832	$2,152
Fair value adjustments	133	(189)	(56)
Net carrying value	453	1,643	2,096
Allowance for credit losses	(152)	(82)	(234)
	$301	$1,561	$1,862

	As at October 31, 2016
($ millions)	Non-single family loans	Single family home loans	Total
R-G Premier Bank
Unpaid principal balance	$353	$1,939	$2,292
Fair value adjustments	135	(211)	(76)
Net carrying value	488	1,728	2,216
Allowance for credit losses	(157)	(77)	(234)
	$331	$1,651	$1,982

Loans purchased as part of the acquisition of R-G Premier Bank of Puerto Rico are subject to loss share agreements with the FDIC. Under these agreements, the FDIC guarantees 80% of loan losses. The provision for credit losses in the Consolidated Statement of Income related to these loans is reflected net of the amount expected to be reimbursed by the FDIC. Allowance for credit losses in the Consolidated Statement of Financial Position is reflected on a gross basis. During 2015, the FDIC guarantee on non-single family loans expired while the guarantee for single family home loans will expire in April 2020.

As at April 30, 2017, the carrying value of loans acquired under the FDIC guarantee was $1.9 billion (January 31, 2017 – $1.9 billion; October 31, 2016 – $2.0 billion) and the carrying value of loans for which claims for losses expired was $313 million (January 31, 2017 – $301 million; October 31, 2016 – $331 million). A net receivable of $84 million (January 31, 2017 – $94 million; October 31, 2016 – $116 million) from the FDIC is included in Other assets in the Consolidated Statement of Financial Position.

Scotiabank Second Quarter Report 2017    45

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(d)	Loans past due but not impaired(1)

	As at April 30, 2017(2)(3)
($ millions)	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,163	$423	$102	$1,688
Personal and credit cards	751	398	86	1,235
Business and government	169	112	148	429
Total	$2,083	$933	$336	$3,352

	As at January 31, 2017(2)(3)
($ millions)	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,132	$465	$124	$1,721
Personal and credit cards	757	433	104	1,294
Business and government	173	47	163	383
Total	$2,062	$945	$391	$3,398

	As at October 31, 2016(2)(3)
($ millions)	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,194	$472	$123	$1,789
Personal and credit cards	784	447	94	1,325
Business and government	186	44	189	419
Total	$2,164	$963	$406	$3,533
(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico.
(3)	These loans would be considered in the determination of an appropriate level of collective allowances despite not being individually classified as impaired.

9.	Investments in associates

The Bank had significant investments in the following associates:

					As at
					April 30 2017	January 31 2017	October 31 2016
($ millions)	Country of incorporation	Nature of business	Ownership percentage	Date of financial statements(1)	Carrying value	Carrying value	Carrying value
Thanachart Bank Public Company Limited	Thailand	Banking	49.0%	March 31, 2017	$2,749	$2,566	$2,612
Canadian Tire’s Financial Services business (CTFS)(2)	Canada	Financial Services	20.0%	March 31, 2017	535	536	532
Bank of Xi’an Co. Ltd.	China	Banking	19.9%	March 31, 2017	690	642	654
Maduro & Curiel’s Bank N.V.(3)	Curacao	Banking	48.1%	March 31, 2017	287	275	280
Banco del Caribe(4)	Venezuela	Banking	26.6%	March 31, 2017	47	35	26
(1)	Represents the date of the most recent published financial statements. Where available, financial statements prepared by the associates’ management or other published information is used to estimate the change in the Bank’s interest since the most recent published financial statements.
(2)	Under the agreement Canadian Tire has an option to sell to the Bank up to an additional 29% equity interest within the next 10 years at the then fair value, that can be settled, at the Bank’s discretion, by issuance of common shares or cash. After 10 years, for a period of six months, the Bank has the option to sell its equity interest back to Canadian Tire at the then fair value.
(3)	The local regulator requires financial institutions to set aside reserves for general banking risks. These reserves are not required under IFRS, and represent undistributed retained earnings related to a foreign associated corporation, which are subject to local regulatory restrictions. As of April 30, 2017 these reserves amounted to $64 (January 31, 2017 – $61; October 31, 2016 – $63).
(4)	As at April 30, 2017, the Bank’s total net investment in Banco del Caribe, along with monetary assets, comprising of cash and dividend receivable was translated at the DICOM exchange rate of 1 USD to 719 VEF (January 31, 2017 – 1 USD to 684 VEF; October 31, 2016 – 1 USD to 660 VEF).

46    Scotiabank Second Quarter Report 2017

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

10.	Deposits

	As at
	April 30, 2017						January 31 2017	October 31 2016
	Payable on demand(1)		Payable after notice(2)		Payable on a fixed date(3)	Total
($ millions)	Interest- bearing	Non-interest- bearing					Total	Total
Personal	$9,755	$6,599	$117,826		$67,824	$202,004	$199,145	$199,302
Business and government	77,610	23,582	27,675		250,148	379,015	363,972	372,303
Financial institutions	5,177	3,361	2,697		35,955	47,190	41,581	40,272
	$92,542	$33,542	$148,198	(4)	$353,927	$628,209	$604,698	$611,877
Recorded in:
Canada	$74,852	$17,681	$118,778		$240,022	$451,333	$431,606	$434,884
United States	9,927	132	956		38,173	49,188	54,738	54,997
United Kingdom	–	–	287		15,136	15,423	13,388	15,256
Mexico	8	4,416	5,958		8,866	19,248	16,104	16,264
Peru	2,622	1,277	4,368		8,416	16,683	14,899	15,547
Chile	154	1,779	72		9,916	11,921	11,242	10,801
Colombia	101	566	3,094		4,172	7,933	7,625	7,272
Other International	4,878	7,691	14,685		29,226	56,480	55,096	56,856
Total(5)	$92,542	$33,542	$148,198		$353,927	$628,209	$604,698	$611,877
(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal, generally chequing accounts.
(2)	Deposits payable after notice include all deposits for which we require notice of withdrawal, generally savings accounts.
(3)	All deposits that mature on a specified date, generally term deposits, guaranteed investments certificates and similar instruments.
(4)	Includes $142 (January 31, 2017 – $130; October 31, 2016 – $135) of non-interest-bearing deposits.
(5)	Deposits denominated in U.S. dollars amount to $213,077 (January 31, 2017 – $209,130; October 31, 2016 – $217,850), deposits denominated in Mexican pesos amount to $16,680 (January 31, 2017 – $13,903; October 31, 2016 – $14,464) and deposits denominated in other foreign currencies amount to $84,320 (January 31, 2017 – $76,479; October 31, 2016 – $76,777).

The following table presents the maturity schedule for term deposits in Canada greater than $100,000(1).

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at April 30, 2017	$37,176	$20,847	$38,352	$99,127	$14,045	$209,547
As at January 31, 2017	$36,143	$20,120	$29,008	$96,345	$13,687	$195,303
As at October 31, 2016	$40,211	$24,077	$23,690	$99,905	$12,451	$200,334
(1)	The majority of foreign term deposits are in excess of $100,000.

11.	Capital and financing transactions

Common shares

Normal Course Issuer Bid

On May 31, 2016, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved a normal course issuer bid (NCIB) pursuant to which it may repurchase for cancellation up to 12 million of the Bank’s common shares. This NCIB will terminate on June 1, 2017. On January 4, 2017 and March 17, 2017, the TSX approved amendments to the NCIB to allow the Bank to purchase common shares under the NCIB, including by private agreement or under a specific share repurchase program, respectively.

During the six months ended April 30, 2017, the Bank repurchased and cancelled 10 million common shares as part of the NCIB at a volume weighted average price of $71.00 per share for a total amount of $710 million, including 3 million common shares pursuant to a private agreement and 5.5 million common shares pursuant to a specific share repurchase program. Such purchases were in each case made from arm’s length third party sellers and at a discount to the prevailing market price of its common shares on the TSX at the time of the purchases.

Preferred shares

Current quarter

On April 26, 2017, the Bank redeemed all outstanding Non-cumulative Preferred Shares Series 17 of $230 million at a price of $25.00 per share, together with all declared and unpaid dividends.

Prior quarter

On January 27, 2017, the Bank redeemed all outstanding Non-cumulative Preferred Shares Series 16 of $345 million at a price equal to $25.00 per share, together with all declared and unpaid dividends.

Scotiabank Second Quarter Report 2017    47

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

12.	Capital management

The Bank’s regulatory capital and leverage position were as follows:

	As at
	April 30, 2017		January 31, 2017		October 31, 2016
($ millions)	All-in	Transitional	All-in	Transitional	All-in	Transitional
Capital
Common Equity Tier 1 capital	$42,474	$45,431	$40,540	$43,312	$39,989	$45,816
Net Tier 1 capital	$47,048	$48,357	$45,247	$46,415	$45,066	$47,668
Total regulatory capital	$55,310	$56,554	$53,400	$54,505	$53,330	$55,824
Risk-weighted assets/exposures used in calculation of capital ratios
CET1 risk-weighted assets(1)	$374,876	$381,977	$359,611	$362,326	$364,048	$368,215
Tier 1 risk-weighted assets(1)	$375,148	$381,977	$359,942	$362,326	$364,504	$368,215
Total risk-weighted assets(1)	$375,366	$381,977	$360,208	$362,326	$364,894	$368,215
Leverage exposures	$1,061,939	$1,063,119	$1,005,757	$1,006,799	$1,010,987	$1,013,346
Capital ratios
Common Equity Tier 1 capital ratio	11.3%	11.9%	11.3%	12.0%	11.0%	12.4%
Tier 1 capital ratio	12.5%	12.7%	12.6%	12.8%	12.4%	12.9%
Total capital ratio	14.7%	14.8%	14.8%	15.0%	14.6%	15.2%
Leverage ratio	4.4%	4.5%	4.5%	4.6%	4.5%	4.7%
(1)	In accordance with OSFI’s requirements, scalars for CVA risk-weighted assets of 0.72, 0.77 and 0.81 (0.72, 0.77 and 0.81 as at January 31, 2017; 0.64, 0.71 and 0.77 as at October 31, 2016) were used to compute the CET1 capital ratio, Tier 1 capital ratio and Total capital ratio, respectively.

The Bank substantially exceeded the OSFI capital targets as at April 30, 2017. OSFI has prescribed an authorized leverage ratio and the Bank was above the regulatory minimum as at April 30, 2017.

13.	Share-based payments

During the first quarter, the Bank granted 1,141,846 options with an exercise price of $74.14 per option and a weighted average fair value of $6.51 to selected employees, under the terms of the Employee Stock Option Plan. These stock options vest 50% at the end of the third year and 50% at the end of the fourth year. Options granted prior to December 2014 vest evenly over a four-year period.

The Bank recorded an increase to equity – other reserves of $1 million and $6 million for the three months and six months ended April 30, 2017 respectively (April 30, 2016 – $1 million and $6 million) as a result of equity-classified share-based payment expense.

14.	Employee benefits

Employee benefits include pensions, other post-retirement benefits, and post-employment benefits. The following table summarizes the expenses for the Bank’s principal plans(1).

	For the three months ended
	Pension plans			Other benefit plans
($ millions)	April 30 2017	January 31 2017	April 30 2016	April 30 2017		January 31 2017		April 30 2016
Defined benefit service cost	$83	$82	$60		$7		$20		$(60)
Interest on net defined benefit (asset) liability	7	7	2		13		13		14
Other	3	3	3		1		(3)		1
Defined benefit expense	$93	$92	$65		$21		$30		$(45)
Defined contribution expense	$9	$10	$8	$	n/a	$	n/a	$	n/a
Increase (decrease) in other comprehensive income related to employee benefits(2)	$(395)	$813	$14		$(61)		$97		$(48)

	For the six months ended
	Pension plans		Other benefit plans
($ millions)	April 30 2017	April 30 2016	April 30 2017		April 30 2016
Defined benefit service cost	$165	$133		$27		$(55)
Interest on net defined benefit (asset) liability	14	4		26		28
Other	6	6		(2)		2
Defined benefit expense	$185	$143		$51		$(25)
Defined contribution expense	$19	$17	$	n/a	$	n/a
Decrease in other comprehensive income related to employee benefits(2)	$418	$(555)		$36		$(79)
(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.
(2)	Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. In the absence of legislated changes, all other assumptions are updated annually.

48    Scotiabank Second Quarter Report 2017

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

15.	Operating segments

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into three business lines: Canadian Banking, International Banking and Global Banking and Markets. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the Bank’s audited consolidated financial statements in the 2016 Annual Report. Notable accounting measurement differences are:

–	tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.
–	the grossing up of tax-exempt net interest income and non-interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income and non-interest income arising from taxable and tax-exempt sources.

Scotiabank’s results, and average assets and liabilities, allocated by these operating segments, are as follows:

	For the three months ended April 30, 2017
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$1,763	$1,713	$322	$(70)	$3,728
Non-interest income(3)	1,371	905	881	(304)	2,853
Total revenues	3,134	2,618	1,203	(374)	6,581
Provision for credit losses	236	349	2	–	587
Non-interest expenses	1,596	1,397	501	107	3,601
Provision for income taxes	331	213	183	(395)	332
Net income	$971	$659	$517	$(86)	$2,061
Net income attributable to non-controlling interests in subsidiaries	$–	$64	$–	$–	$64
Net income attributable to equity holders of the Bank	$971	$595	$517	$(86)	$1,997
Average assets ($ billions)	$318	$149	$340	$100	$907
Average liabilities ($ billions)	$242	$115	$263	$228	$848
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $339 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $16; International Banking – $117 and Other –$(35).

	For the three months ended January 31, 2017
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$1,809	$1,611	$323	$(100)	$3,643
Non-interest income(3)	1,377	975	892	(19)	3,225
Total revenues	3,186	2,586	1,215	(119)	6,868
Provision for credit losses	235	310	8	–	553
Non-interest expenses	1,629	1,430	560	70	3,689
Provision for income taxes	341	209	178	(111)	617
Net income	$981	$637	$469	$(78)	$2,009
Net income attributable to non-controlling interests in subsidiaries	$–	$61	$–	$–	$61
Net income attributable to equity holders of the Bank	$981	$576	$469	$(78)	$1,948
Average assets ($ billions)	$316	$143	$346	$107	$912
Average liabilities ($ billions)	$242	$109	$268	$235	$854
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $47 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $13; International Banking – $119 and Other – $(33).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the three months ended April 30, 2016
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$1,718	$1,590	$309	$(99)	$3,518
Non-interest income(3)	1,338	879	749	110	3,076
Total revenues	3,056	2,469	1,058	11	6,594
Provision for credit losses	204	380	118	50	752
Non-interest expenses(4)	1,549	1,354	493	421	3,817
Provision for income taxes	326	174	124	(183)	441
Net income	$977	$561	$323	$(277)	$1,584
Net income attributable to non-controlling interests in subsidiaries	$–	$61	$–	$–	$61
Net income attributable to equity holders of the Bank	$977	$500	$323	$(277)	$1,523
Average assets ($ billions)	$307	$145	$352	$114	$918
Average liabilities ($ billions)	$231	$112	$277	$243	$863
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $53 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $18; International Banking – $111 and Other – $(31).
(4)	Other segment includes restructuring charge of $378.

	For the six months ended April 30, 2017
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$3,572	$3,324	$645	$(170)	$7,371
Non-interest income(3)	2,748	1,880	1,773	(323)	6,078
Total revenues	6,320	5,204	2,418	(493)	13,449
Provision for credit losses	471	659	10	–	1,140
Non-interest expenses	3,225	2,827	1,061	177	7,290
Provision for income taxes	672	422	361	(506)	949
Net income	$1,952	$1,296	$986	$(164)	$4,070
Net income attributable to non-controlling interests in subsidiaries	$–	$125	$–	$–	$125
Net income attributable to equity holders of the Bank	$1,952	$1,171	$986	$(164)	$3,945
Average assets ($ billions)	$317	$146	$343	$104	$910
Average liabilities ($ billions)	$242	$112	$265	$232	$851
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $386 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $29; International Banking – $236 and Other –$(68).

	For the six months ended April 30, 2016
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$3,456	$3,148	$611	$(178)	$7,037
Non-interest income(3)	2,577	1,771	1,495	79	5,922
Total revenues	6,033	4,919	2,106	(99)	12,959
Provision for credit losses	398	671	172	50	1,291
Non-interest expenses(4)	3,145	2,765	1,000	475	7,385
Provision for income taxes	638	361	245	(359)	885
Net income	$1,852	$1,122	$689	$(265)	$3,398
Net income attributable to non-controlling interests in subsidiaries	$–	$117	$–	$–	$117
Net income attributable to equity holders of the Bank	$1,852	$1,005	$689	$(265)	$3,281
Average assets ($ billions)	$307	$144	$355	$108	$914
Average liabilities ($ billions)	$230	$110	$271	$249	$860
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $202 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $33; International Banking – $233 and Other – $(66).
(4)	Other segment includes restructuring charge of $378.

50    Scotiabank Second Quarter Report 2017

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

16.	Non-interest income

The following table presents details of banking revenues and wealth management revenues in non-interest income.

	For the three months ended			For the six months ended
($ millions)	April 30 2017	January 31 2017	April 30 2016	April 30 2017	April 30 2016
Banking
Card revenues	$370	$384	$330	$754	$659
Deposit and payment services	327	327	313	654	639
Credit fees	286	287	277	573	562
Other	112	125	105	237	206
	1,095	1,123	1,025	2,218	2,066
Banking fee related expenses	152	150	136	302	272
Total banking revenues	$943	$973	$889	$1,916	$1,794
Wealth management
Mutual funds	$406	$408	$393	$814	$805
Brokerage fees	278	271	245	549	500
Investment management and trust	169	164	162	333	322
Total wealth management revenues	$853	$843	$800	$1,696	$1,627

17.	Earnings per share

	For the three months ended			For the six months ended
($ millions)	April 30 2017	January 31 2017	April 30 2016	April 30 2017	April 30 2016
Basic earnings per common share
Net income attributable to common shareholders	$1,965	$1,909	$1,489	$3,874	$3,219
Weighted average number of common shares outstanding (millions)	1,206	1,209	1,203	1,207	1,203
Basic earnings per common share(1) (in dollars)	$1.63	$1.58	$1.24	$3.21	$2.68
Diluted earnings per common share
Net income attributable to common shareholders	$1,965	$1,909	$1,489	$3,874	$3,219
Adjustments to net income due to share-based payment options and others(2)	15	19	25	39	44
Net income attributable to common shareholders (diluted)	$1,980	$1,928	$1,514	$3,913	$3,263
Weighted average number of common shares outstanding (millions)	1,206	1,209	1,203	1,207	1,203
Adjustments to average shares due to share-based payment options and others(2) (millions)	17	20	25	21	22
Weighted average number of diluted common shares outstanding (millions)	1,223	1,229	1,228	1,228	1,225
Diluted earnings per common share(1) (in dollars)	$1.62	$1.57	$1.23	$3.19	$2.66
(1)	Earnings per share calculations are based on full dollar and share amounts.
(2)	Certain tandem stock appreciation rights and options that the Bank may settle at its own discretion by issuing common shares were not included in the calculation of diluted earnings per share as they were anti-dilutive.

18.	Financial instruments

(a) Risk management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2016.

(i) Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.

Credit risk exposures disclosed below are presented based on Basel framework utilized by the Bank. The Bank uses the Advanced Internal Ratings Based approach (AIRB) for all material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolios. The remaining portfolios, including other international portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures.

Exposure at default(1)	As at
	April 30, 2017			January 31 2017	October 31 2016
($ millions)	AIRB	Standardized	Total	Total	Total
By exposure sub-type
Non-retail(2)
Drawn(3)	$335,166	$62,801	$397,967	$388,319	$393,080
Undrawn commitments	81,144	6,680	87,824	77,589	76,745
Other exposures(4)	101,146	3,191	104,337	97,224	102,061
Total non-retail	$517,456	$72,672	$590,128	$563,132	$571,886
Retail
Drawn(5)	$159,394	$68,842	$228,236	$218,100	$216,535
Undrawn commitments	41,999	–	41,999	41,259	36,494
Total retail	$201,393	$68,842	$270,235	$259,359	$253,029
Total	$718,849	$141,514	$860,363	$822,491	$824,915
(1)	After credit risk mitigation and excludes available-for-sale equity securities and other assets.
(2)	Non-retail AIRB drawn exposures include government guaranteed and privately insured mortgages.
(3)	Non-retail drawn includes loans, bankers’ acceptances, deposits with financial institutions and debt investment securities.
(4)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitizations, over-the-counter derivatives and repo-style transactions net of related collateral.
(5)	Retail drawn includes residential mortgages, credit cards, lines of credit and other personal loans.

Credit quality of non-retail exposures

The Bank’s non-retail portfolio is well diversified by industry. A significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2016.

Credit quality of retail exposures

The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of April 30, 2017, 54% (January 31, 2017 – 56%; October 31, 2016 – 57%) of the Canadian residential mortgage portfolio is insured. The average loan-to-value ratio of the uninsured portion of the Canadian residential mortgage portfolio is 51% (January 31, 2017 – 51%; October 31, 2016 – 50%).

Retail standardized portfolio

The retail standardized portfolio of $69 billion as at April 30, 2017 (January 31, 2017 – $64 billion; October 31, 2016 – $65 billion), was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin America. Of the total standardized retail exposures, $33 billion (January 31, 2017 – $31 billion; October 31, 2016 – $31 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.

(ii) Liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Asset/Liability Committee (ALCO) provides senior management oversight of liquidity risk.

The key elements of the Bank’s liquidity risk management framework include:

–	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;
–	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;
–	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;
–	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/specific scenarios; and
–	liquidity contingency planning.

The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

(iii) Market risk

Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.

Interest rate risk

Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer.

52    Scotiabank Second Quarter Report 2017

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Non-trading interest rate sensitivity

Based on the Bank’s interest rate positions, the following table shows the pro-forma after tax impact on the Bank’s net income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 and 200 basis point (bp) increase and decrease in interest rates across major currencies as defined by the Bank.

	As at
	April 30, 2017						January 31, 2017		April 30, 2016
	Net income			Economic value
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net income	Economic value	Net income	Economic value
+100 bps	$(85)	$159	$74	$(199)	$(377)	$(576)	$22	$(721)	$44	$(599)
-100 bps(1)	85	(163)	(78)	19	397	416	(26)	593	(41)	496
+200 bps	$(170)	$318	$148	$(535)	$(560)	$(1,095)	$43	$(1,365)	$90	$(1,260)
-200 bps(1)	172	(323)	(151)	(546)	754	208	(46)	465	(95)	461
(1)	The annual income sensitivity for CAD, US, EUR, and GBP exposures are now measured using 100 and 200 basis points decline. Prior period items have been restated to reflect this change.

Non-trading foreign currency risk

Foreign currency risk is the risk of loss due to changes in spot and forward rates.

As at April 30, 2017, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $61 million (January 31, 2017 – $62 million; April 30, 2016 – $59 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. The Bank hedges a portion of this foreign currency risk.

A similar change in the Canadian dollar as at April 30, 2017, would decrease (increase) the unrealized foreign currency translation gains in the accumulated other comprehensive income section of shareholders’ equity by approximately $359 million (January 31, 2017 – $326 million; April 30, 2016 –$313 million), net of hedging.

Non-trading equity risk

Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its available-for-sale equity portfolios. The fair value of available-for-sale equity securities is shown in Note 6.

Trading portfolio risk management

The table below shows the Bank’s VaR by risk factor along with Stressed VaR:

	For the three months ended			As at	As at
	April 30, 2017			April 30 2017	January 31 2017	April 30 2016
($ millions)	Average	High	Low
Credit spread plus interest rate	$10.5	$14.9	$8.2	$9.2	$9.8	$7.9
Credit spread	5.7	7.5	4.3	4.6	6.8	7.7
Interest rate	7.6	9.7	5.3	6.1	8.0	5.8
Equities	1.9	3.1	1.4	1.6	2.3	2.3
Foreign exchange	1.7	3.8	0.8	1.9	1.1	1.1
Commodities	1.5	2.2	0.9	1.6	1.9	2.2
Debt specific	3.8	4.2	3.2	3.7	3.5	5.1
Diversification effect	(8.3)	n/a	n/a	(8.8)	(7.3)	(8.8)
Total VaR	$11.1	$13.0	$9.2	$9.2	$11.2	$9.7
Total Stressed VaR	$26.0	$34.2	$19.2	$22.5	$27.7	$28.3

(iv) Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, financial crime and environmental risk. It exists in some form in every Bank business and function.

Operational risk can not only result in financial loss, but also regulatory sanctions and damage to the Bank’s reputation. The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls.

(b) Financial instruments designated at fair value through profit or loss

In accordance with its risk management strategy, the Bank has elected to designate certain financial instruments at fair value through profit or loss. These include:

•	certain investments and loans, in order to significantly reduce an accounting mismatch between fair value changes in these assets and fair value changes in related derivatives; and

•	certain deposit note liabilities containing extension and equity linked features that are economically hedged with derivatives and managed on a fair value basis.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For assets designated at fair value through profit or loss, changes in fair value are recognized in net income. For liabilities designated at fair value through profit or loss, changes in fair value arising from changes in the Bank’s own credit risk are recognized in other comprehensive income, without subsequent reclassification to net income, unless doing so would create or increase an accounting mismatch. All other changes in fair value are recognized in net income.

For deposit note liabilities designated at fair value through profit or loss, presenting changes in fair value due to changes in the Bank’s own credit risk in other comprehensive income would not create or increase an accounting mismatch in net income since the Bank does not currently hedge its own credit risk.

The cumulative fair value adjustment due to own credit risk is determined at a point in time by comparing the present value of expected future cash flows over the term of these liabilities discounted at the Bank’s effective funding rate, and the present value of expected future cash flows discounted under a benchmark rate. The change in fair value attributable to change in credit risk is determined by the change in the cumulative fair value adjustment due to own credit risk.

The following table presents the fair value of assets and liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value			Change in fair value			Cumulative change in fair value(1)
	As at			For the three months ended				As at
($ millions)	April 30 2017	January 31 2017	April 30 2016	April 30 2017	January 31 2017	April 30 2016	April 30 2017	January 31 2017	April 30 2016
Assets
Investment securities(2)	$15	$15	$15	$–	$–	$–	$11	$11	$11
Loans(3)	235	221	195	14	16	(14)	38	24	(2)
Liabilities
Deposit note liabilities(4)	2,545	1,681	1,629	(35)	(28)	(123)	(15)	20	94
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(2)	Changes in fair value are recorded in non-interest income – other.
(3)	Changes in fair value are recorded in non-interest income – trading.
(4)	Changes in fair value attributable to changes in the Bank’s own credit risk are recorded in other comprehensive income. Other changes in fair value are recorded in non-interest income – trading.

The following table presents the changes in fair value attributable to changes in the Bank’s own credit risk for financial liabilities designated at fair value through profit or loss as well as their contractual maturity and carrying amounts.

	Term deposits
($ millions)	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value for the three month period attributable to changes in own credit risk recorded in other comprehensive income	Cumulative changes in fair value due to changes in own credit risk	(1)
As at April 30, 2017	$ 2,530	$ 2,545	$ (15)	$ (14)	$ (24)
As at January 31, 2017	1,701	1,681	20	(2)	(10)
As at April 30, 2016	1,723	1,629	94	(20)	–
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.

(c) Financial instruments – fair value

Fair value of financial instruments

The calculation of fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values. The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined.

Refer to Note 6 of the Bank’s consolidated financial statements in the 2016 Annual Report for the valuation techniques used to fair value its significant financial assets and liabilities.

54    Scotiabank Second Quarter Report 2017

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table sets out the fair values of financial instruments of the Bank. The fair values disclosed do not include non-financial assets, such as property and equipment, investments in associates, precious metals, goodwill and other intangible assets.

	As at
	April 30, 2017			January 31, 2017			October 31, 2016
($ millions)	Total fair value	Total carrying value	Favourable/ (Unfavourable)	Total fair value	Total carrying value	Favourable/ (Unfavourable)	Total fair value	Total carrying value	Favourable/ (Unfavourable)
Assets:
Cash and deposits with financial institutions	$50,877	$50,877	$–	$48,429	$48,429	$–	$46,344	$46,344	$–
Trading assets	111,831	111,831	–	106,518	106,518	–	108,561	108,561	–
Financial instruments designated at fair value through profit or loss	251	251	–	236	236	–	221	221	–
Securities purchased under resale agreements and securities borrowed	101,643	101,643	–	97,327	97,327	–	92,129	92,129	–
Derivative financial instruments	37,641	37,641	–	34,963	34,963	–	41,657	41,657	–
Investment securities –available-for-sale	48,496	48,496	–	51,211	51,211	–	50,509	50,509	–
Investment securities –held-to-maturity	21,310	21,296	14	21,472	21,510	(38)	22,567	22,410	157
Loans	500,435	496,255	4,180	480,550	477,353	3,197	484,815	480,164	4,651
Customers’ liability under acceptances	10,378	10,378	–	11,185	11,185	–	11,978	11,978	–
Other financial assets	10,011	10,011	–	7,521	7,521	–	9,973	9,973	–
Liabilities:
Deposits	629,710	628,209	(1,501)	605,703	604,698	(1,005)	613,858	611,877	(1,981)
Financial instruments designated at fair value through profit or loss	2,545	2,545	–	1,681	1,681	–	1,459	1,459	–
Acceptances	10,378	10,378	–	11,185	11,185	–	11,978	11,978	–
Obligations related to securities sold short	30,078	30,078	–	26,381	26,381	–	23,312	23,312	–
Derivative financial instruments	40,336	40,336	–	39,257	39,257	–	42,387	42,387	–
Obligations related to securities sold under repurchase agreements and securities lent	95,664	95,664	–	100,837	100,837	–	97,083	97,083	–
Subordinated debentures	7,952	7,621	(331)	7,678	7,507	(171)	7,804	7,633	(171)
Other financial liabilities	25,833	25,321	(512)	22,605	22,202	(403)	24,304	23,796	(508)

(d) Fair value hierarchy

The best evidence of fair value for a financial instrument is the quoted price in an active market. Quoted market prices represent a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets.

Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When all significant inputs to models are observable, the valuation is classified as Level 2. Financial instruments traded in a less active market are valued using indicative market prices, present value of cash flows or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales.

Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, greater management judgment is required for valuation purposes. Valuations that require the significant use of unobservable inputs are considered Level 3.

Scotiabank Second Quarter Report 2017    55

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table outlines the fair value hierarchy and instruments carried at fair value on a recurring basis.

	As at
	April 30, 2017				January 31, 2017
($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals(1)	$–	$8,534	$–	$8,534	$–	$7,198	$–	$7,198
Trading assets
Loans	–	18,895	–	18,895	–	16,664	–	16,664
Canadian federal government and government guaranteed debt	11,255	–	–	11,255	9,740	–	–	9,740
Canadian provincial and municipal debt	–	9,918	–	9,918	–	9,648	–	9,648
US treasury and other US agencies’ debt	7,246	–	–	7,246	5,728	–	–	5,728
Other foreign governments’ debt	7,146	1,478	–	8,624	8,400	1,296	–	9,696
Corporate and other debt	21	10,360	28	10,409	52	9,802	31	9,885
Income funds	245	276	–	521	2,083	377	–	2,460
Equity securities	42,341	188	3	42,532	41,023	176	4	41,203
Other(2)	2,431	–	–	2,431	1,494	–	–	1,494
	$70,685	$49,649	$31	$120,365	$68,520	$45,161	$35	$113,716

Financial assets designated at fair value through profit or loss	$16	$235	$–	$251	$15	$221	$–	$236
Investment securities(3)
Canadian federal government and government guaranteed debt	9,824	2,282	–	12,106	10,576	2,181	–	12,757
Canadian provincial and municipal debt	696	3,435	–	4,131	792	3,597	–	4,389
US treasury and other US agencies’ debt	5,721	350	–	6,071	8,488	386	–	8,874
Other foreign governments’ debt	9,516	8,255	220	17,991	8,910	8,124	228	17,262
Corporate and other debt	729	3,821	68	4,618	685	3,708	68	4,461
Mortgage-backed securities	394	813	–	1,207	325	718	–	1,043
Equity securities	1,607	232	533	2,372	1,741	188	496	2,425
	$28,487	$19,188	$821	$48,496	$31,517	$18,902	$792	$51,211

Derivative financial instruments
Interest rate contracts	$–	$13,279	$52	$13,331	$–	$12,363	$53	$12,416
Foreign exchange and gold contracts	18	20,156	–	20,174	16	18,295	–	18,311
Equity contracts	437	1,421	75	1,933	352	1,567	91	2,010
Credit contracts	–	302	–	302	–	268	–	268
Commodity contracts	206	1,695	–	1,901	172	1,786	–	1,958
	$661	$36,853	$127	$37,641	$540	$34,279	$144	$34,963

Liabilities:
Deposits(4)	$–	$(108)	$–	$(108)	$–	$(176)	$–	$(176)

Financial liabilities designated at fair value through profit or loss	–	2,545	–	2,545	–	1,681	–	1,681

Obligations related to securities sold short	26,580	3,498	–	30,078	23,804	2,577	–	26,381

Derivative financial instruments
Interest rate contracts	–	12,632	297	12,929	–	11,970	332	12,302
Foreign exchange and gold contracts	2	21,854	–	21,856	2	20,849	–	20,851
Equity contracts	405	2,166	18	2,589	343	2,578	131	3,052
Credit contracts	–	778	–	778	–	817	–	817
Commodity contracts	148	2,036	–	2,184	239	1,996	–	2,235
	$555	$39,466	$315	$40,336	$584	$38,210	$463	$39,257
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices.
(2)	Consists primarily of base metal positions. The fair value of these positions is determined based on quoted prices in active markets.
(3)	Excludes investments which are held-to-maturity of $21,296 (January 31, 2017 – $21,510).
(4)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

56    Scotiabank Second Quarter Report 2017

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at October 31, 2016
($ millions)	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals(1)	$–	$8,442	$–	$8,442
Trading assets
Loans	–	19,421	–	19,421
Canadian federal government and government guaranteed debt	10,830	–	–	10,830
Canadian provincial and municipal debt	–	9,608	–	9,608
US treasury and other US agencies’ debt	10,182	–	–	10,182
Other foreign governments’ debt	4,724	1,783	–	6,507
Corporate and other debt	75	9,844	31	9,950
Income funds	1,424	648	1,186	3,258
Equity securities	36,814	133	5	36,952
Other(2)	1,853	–	–	1,853
	$65,902	$49,879	$1,222	$117,003
Financial assets designated at fair value through profit or loss	$16	$205	$–	$221
Investment securities(3)
Canadian federal government and government guaranteed debt	11,464	2,157	–	13,621
Canadian provincial and municipal debt	934	2,558	–	3,492
US treasury and other US agencies’ debt	9,901	176	–	10,077
Other foreign governments’ debt	6,703	8,473	355	15,531
Corporate and other debt	745	3,852	81	4,678
Mortgage-backed securities	276	751	–	1,027
Equity securities	1,411	199	473	2,083
	$31,434	$18,166	$909	$50,509
Derivative financial instruments
Interest rate contracts	$–	$15,653	$54	$15,707
Foreign exchange and gold contracts	17	21,642	–	21,659
Equity contracts	321	1,546	64	1,931
Credit contracts	–	148	–	148
Commodity contracts	321	1,891	–	2,212
	$659	$40,880	$118	$41,657
Liabilities:
Deposits(4)	$–	$(36)	$1,163	$1,127
Financial liabilities designated at fair value through profit or loss	–	1,459	–	1,459
Obligations related to securities sold short	19,870	3,442	–	23,312
Derivative financial instruments
Interest rate contracts	–	14,299	187	14,486
Foreign exchange and gold contracts	3	21,640	–	21,643
Equity contracts	327	1,886	167	2,380
Credit contracts	–	1,475	–	1,475
Commodity contracts	312	2,091	–	2,403
	$642	$41,391	$354	$42,387
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices.
(2)	Consists primarily of base metal positions. The fair value of these positions is determined based on quoted prices in active markets.
(3)	Excludes investments which are held-to-maturity of $22,410.
(4)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

Level 3 instrument fair value changes

Financial instruments categorized as Level 3 in the fair value hierarchy comprise certain illiquid government bonds, highly-structured corporate bonds, illiquid investments in private equity securities and complex derivatives.

Scotiabank Second Quarter Report 2017    57

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended April 30, 2017.

All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlements of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

	As at April 30, 2017
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income(1)	Gains/ (losses) recorded in OCI(2)	Purchases/ Issuances	Sales/ Settlements	Transfers into/out of Level 3	Fair value, end of the quarter	Changes in unrealized gains/(losses) recorded in income for instruments still held(3)
Trading assets(4)
Corporate and other debt	$31	$(3)	$–	$–	$–	$–	$28	$(3)
Equity securities	4	(1)	–	–	–	–	3	(1)
	35	(4)	–	–	–	–	31	(4)
Investment securities
Other foreign governments’ debt	228	2	28	–	(38)	–	220	n/a
Corporate and other debt	68	(2)	4	3	(5)	–	68	n/a
Equity securities	496	(1)	33	12	(7)	–	533	n/a
	792	(1)	65	15	(50)	–	821	n/a
Derivative financial instruments –assets
Interest rate contracts	53	(3)	–	23	(21)	–	52	(6)
Equity contracts	91	55	–	–	(15)	(56)	75	55	(5)
Derivative financial instruments –liabilities
Interest rate contracts	(332)	38	–	(24)	21	–	(297)	42	(6)
Equity contracts	(131)	(5)	–	(5)	5	118	(18)	(5	)(5)
	(319)	85	–	(6)	(10)	62	(188)	86
Total	$508	$80	$65	$9	$(60)	$62	$664	$82
(1)	Gains and losses on trading assets and all derivative financial instruments are included in trading revenues in the Consolidated Statement of Income. Gains and losses on disposal of investment securities are included in net gain on sale of investment securities in the Consolidated Statement of Income.
(2)	Gains and losses from fair value changes of investment securities are presented in the net change in unrealized gains (losses) on available-for-sale securities in the Consolidated Statement of Comprehensive Income.
(3)	These amounts represent the gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(4)	Trading assets include an insignificant amount of financial assets designated at fair value through profit or loss.
(5)	Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.
(6)	Certain unrealized losses on interest rate derivative contracts are largely offset by mark-to-market changes on embedded derivatives on certain deposit notes in the Consolidated Statement of Income.

The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended January 31, 2017:

	As at January 31, 2017
($ millions)	Fair value, beginning of quarter	Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of quarter
Trading assets(2)	$1,222	$(7)	$–	$–	$(1,180)	$–	$35
Investment securities	909	–	(26)	51	(139)	(3)	792
Derivative financial instruments	(236)	(93)	–	1	18	(9)	(319)
Deposits(3)	(1,163)	6	–	–	1,157	–	–
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.
(2)	Trading assets include an insignificant amount of financial assets designated at fair value through profit or loss.
(3)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

	As at October 31, 2016
($ millions)	Fair value, beginning of quarter	Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of quarter
Trading assets(2)	$1,202	$24	$–	$–	$(4)	$–	$1,222
Investment securities	984	2	33	178	(288)	–	909
Derivative financial instruments	(44)	(27)	–	(20)	(147)	2	(236)
Deposits(3)	(1,141)	(22)	–	–	–	–	(1,163)
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.
(2)	Trading assets include an insignificant amount of financial assets designated at fair value through profit or loss.
(3)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

58    Scotiabank Second Quarter Report 2017

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Significant transfers

Significant transfers can occur between the fair value hierarchy levels when additional or new information regarding valuation inputs and their refinement and observability become available. The Bank recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred.

During the quarter, the Bank reviewed and assessed the significance of volatility versus other inputs in determining the fair value of equity derivative contracts. Based on this assessment for certain equity derivative contracts volatility was considered an insignificant input and accordingly, a net amount of derivative assets of $56 million and derivative liabilities of $118 million was transferred out of Level 3 into Level 2 for equity derivatives.

There were no significant transfers between the levels during the three months ended January 31, 2017 and October 31, 2016.

Level 3 sensitivity

The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments.

Refer to Note 6 of the Bank’s consolidated financial statements in the 2016 Annual Report for a description of the significant unobservable inputs for Level 3 instruments and the potential effect that a change in each unobservable input may have on the fair value measurement. There have been no significant changes to the Level 3 sensitivities during the quarter.

19.	Corporate income taxes

In November 2016, the Bank received a federal reassessment of $179 million for tax and interest as a result of the Canada Revenue Agency denying the tax deductibility of certain Canadian dividends received during the 2011 taxation year. The circumstances of the dividends subject to the reassessment are similar to those prospectively addressed by recently enacted rules which had been introduced in the 2015 Canadian federal budget. It is possible that subsequent years may be reassessed for similar activities. The Bank is confident that its tax filing position was appropriate and in accordance with the relevant provisions of the Income Tax Act (Canada), and intends to vigorously defend its position.

20.	Business combinations

Pending disposition

HollisWealth

On December 5, 2016, the Bank announced that it had reached an agreement to sell HollisWealth, its independent wealth advisory business. The net assets and gain on sale are not material to the Bank. The transaction, which is subject to applicable regulatory approvals, is expected to close later in fiscal 2017.

21.	Events after the Consolidated Statement of Financial Position date

Disposition of Bank of Nova Scotia Berhad, Malaysia (BNS Berhad)

On May 26, 2017, the Bank reached an agreement to sell its wholly owned subsidiary, BNS Berhad. The net assets and gain on sale are not material to the Bank. The transaction, which is subject to applicable regulatory approvals, is expected to close by the end of calendar 2017.

Normal Course Issuer Bid

On May 30, 2017, the Bank announced that OSFI and the TSX approved a NCIB pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares. Purchases under this NCIB may commence on June 2, 2017 and will terminate upon the earlier of: (i) the Bank purchasing the maximum number of common shares under the NCIB, (ii) the Bank providing a notice of termination, or (iii) June 1, 2018. On a quarterly basis, the Bank will notify OSFI prior to making purchases.

Scotiabank Second Quarter Report 2017    59

SHAREHOLDER INFORMATION

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2017

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 3, 2017	January 27, 2017
April 4, 2017	April 26, 2017
July 4, 2017	July 27, 2017
October 3, 2017	October 27, 2017

Duplicated communication

If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Normal Course Issuer Bid

A copy of the Notice of Intention to commence the Normal Course Issuer Bid is available without charge by contacting the Secretary’s Department at (416) 866-3672.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on May 30, 2017, at 8:00 am EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at (416) 847-6330 or 1-866-530-1553 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.

A telephone replay of the conference call will be available from May 30, 2017, to June 14, 2017, by calling (647) 436-0148 or 1-888-203-1112 (North America toll-free) and entering the access code 9418653#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information

Investors:

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 775-0798

Fax: (416) 866-7867

E-mail: investor.relations@scotiabank.com

Media:

For media enquiries, please contact the Global Communications Department at the above address.

Telephone: (416) 866-6806

Fax: (416) 866-4988

E-mail: corporate.communications@scotiabank.com

60    Scotiabank Second Quarter Report 2017

SHAREHOLDER INFORMATION

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

Fax: 1-888-453-0330

E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)

Computershare Trust Company N.A.

250 Royall Street

Canton, MA 02021 U.S.A.

Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 866-4790

Fax: (647) 777-1184

E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Scotiabank Second Quarter Report 2017    61

The Bank of Nova Scotia is incorporated in Canada with limited liability.